
05049388

HCSB

FINANCIAL CORPORATION

Loris, South Carolina


SEC MAIL
RECEIVED
PROCESSING
APR 0 4 2005
WASH., D.C.
202
SECTION

Annual Report
2004

HCSB FINANCIAL CORPORATION



HORRY COUNTY STATE BANK

Loris, South Carolina

Annual Report

2004

www.horrycountystatebank.com

"It's the little things that make a little bank . . . BIG!"

HORRY COUNTY STATE BANK



1701 North Oak Street
Myrtle Beach, South Carolina 29577

Contents

Headquarters

5201 Broad Street
Loris, South Carolina 29569
(843) 756-6333

Mailing Address:
Post Office Box 218
Loris, South Carolina 29569

Certain statements in this annual report contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to the future plans and expectations, and are thus prospective. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Please see our annual report filed on Form 10-KSB for further discussion of these risks.

HCSB Financial Corporation will furnish, free of charge, copies of the Annual Report and the Company's Report to the Securities and Exchange Commission (Form 10-KSB) upon written request to James R. Clarkson, President and C.E.O., HCSB Financial Corporation, Post Office Box 218, Loris, South Carolina 29569.

This Annual Report serves as the **ANNUAL FINANCIAL DISCLOSURE STATEMENT** furnished pursuant to Part 350 of the Federal Deposit Insurance Corporation's Rules and Regulations. **THIS STATEMENT HAS NOT BEEN REVIEWED OR CONFIRMED FOR ACCURACY OR RELEVANCE BY THE FEDERAL DEPOSIT INSURANCE CORPORATION.**

HCSB FINANCIAL CORPORATION AND SUBSIDIARIES

MESSAGE TO SHAREHOLDERS

I am very pleased to advise you of another successful year for HCSB Financial Corporation and its subsidiary, Horry County State Bank. We experienced growth in deposits, loans, total assets and earnings during the year.

For the year 2004, deposits increased by 5.93% and concluded the year at $222.4 million. Our loan portfolio grew by 10.84% to a year-end balance of $210.6 million, and total assets of our company expanded by 10.05% to $296.8 million. Net income for the year 2004 was $2.05 million, which represents a 31.06% improvement over the fine year that we experienced in 2003.

Among our noteworthy accomplishments in 2004 was the completion of our new 2-story building at 1701 N. Oak Street in Myrtle Beach in August. We believe that this building is second to none in appearance, and it obviously gives us ample room for growth in the Myrtle Beach market. More importantly, however, we have been fortunate to assemble a tremendous team of employees who make the real difference for Horry County State Bank in Myrtle Beach.

Also, in December we consummated a purchase of a lot at the corner of Carolina Forest Boulevard and Gateway Avenue in the Carolina Forest community. We believe this will be an excellent location on which to construct a branch in the near future, as soon as we may line up the personnel who are capable of building a successful operation there. This acquisition continues our concept of building our bank's branch network throughout Horry County.

In addition, in order to take advantage of the opportunity for continued growth that the Horry County marketplace offers, late last year we completed a trust preferred securities transaction. This $6 million offering will enable us to work aggressively to meet our goals in asset growth and still maintain a ratio of tier 1 capital to assets as is necessary to be considered a well-capitalized company in the eyes of the banking regulatory agencies. This trust preferred securities product has no adverse impact on the percentage of ownership that our existing shareholders have in HCSB Financial Corporation or in our market price or book value per share.

As mentioned above, we are indeed blessed to have our existence in an area like Horry County where the overall economy has performed at levels much better than not only our national economy, but nearby inland counties in South Carolina and North Carolina as well. In addition, we are constantly monitoring the structure of our existing services as well as prospective new services in order to offer a broad array of high quality financial services.

All of these items have certainly had positive impacts on our ability to continue to grow our company successfully. Without a doubt, however, the key factor in our success has been, and will continue to be, the employees that we are able to attract and the level of service that they provide to our customers. We have truly been fortunate to have so many fine, professional people working for us. In order to continue our success story, we must continue to attract, train and retain personnel of the highest quality, as we are indeed in a service-providing business where people make the greatest difference.

As we move into the year 2005, the importance of your Board of Directors' decision several years ago to expand our branch network throughout Horry County has never been more evident. With the numerous uncertainties facing our local farmers now, the diversification in our marketplace that we now have is so significant. We continue to analyze every potential branch location with the belief that we must strategically locate offices in every area of Horry County in order to maximize our ability to meet the growth opportunities that exist. However, we shall follow our successful path of building around people, not locations, while at the same time realizing quite well that good locations enable good people to meet and exceed their goals.

During the first quarter of 2005 we will install and implement a new core software system for our company. We have used the present system for over 17 years, with various upgrades along the way. Although it has served us well, we must install a new system to remain competitive.

So indeed we have made significant strides over the last 17 years. We have grown from a bank with one modular-type office in Loris, with eight employees and $2 million in assets, to a company with 10 offices throughout Horry County, an Operation Center housing support services, 106 employees, and nearly $300 million in total assets. This has been the result of a team effort utilizing the strengths of our shareholders, customers, Board of Directors and employees. Even so, in today's world HCSB Financial Corporation is still a small company in comparison to many financial services companies.

Our employees must understand the important of adherence to our slogan "It's the little things that make a little bank . . . BIG!" and strive every day to treat our customers as we employees desire to be treated. We also need to count on the continued support of our shareholders to recommend Horry County State Bank at your every opportunity.

Most respectfully,



James R. Clarkson
President/C.E.O.

HCSB FINANCIAL CORPORATION AND SUBSIDIARIES

Ten Year History
(Omit 000's)

Year	Assets	Deposits	Loans (net)	Capital	Earnings
1995	$ 45,913	$ 41,542	$ 28,959	$ 4,006	$ 202
1996	49,405	42,851	35,556	5,495	556
1997	72,156	63,885	40,711	7,473	429
1998	83,586	69,970	55,061	8,024	511
1999	114,326	94,829	74,871	8,341	994
2000	143,718	123,500	90,300	9,781	1,037
2001	148,651	120,073	116,596	10,895	996
2002	211,598	164,161	161,381	19,850	1,161
2003	269,714	209,931	190,055	21,509	1,568
2004	296,807	222,389	210,649	23,454	2,055

HCSB FINANCIAL CORPORATION AND SUBSIDIARIES

Selected Financial Data

The following table sets forth certain selected financial data concerning the Company. The selected financial data has been derived from the financial statements. This information should be read in conjunction with the financial statements of the Company, including the accompanying notes, included elsewhere herein.

Year Ended December 31,	2004	2003	2002	2001	2000
(Dollars in thousands, except per share)					
Financial Condition:					
Investment securities, available for sale	$ 42,597	$ 28,115	$ 18,060	$ 17,149	$ 20,877
Allowance for loan losses	2,155	1,774	1,452	1,112	1,019
Net loans	210,649	190,055	161,381	116,596	90,300
Premises and equipment, net	11,803	9,377	7,908	5,539	5,502
Total assets	296,807	269,714	211,598	148,651	143,718
Noninterest-bearing deposits	27,973	23,149	16,714	9,475	8,273
Interest-bearing deposits	194,416	186,782	147,447	110,598	115,227
Total deposits	222,389	209,931	164,161	120,073	123,500
Advances from the Federal Home Loan Bank	43,390	36,690	26,690	14,600	9,600
Total liabilities	273,353	248,205	191,748	137,756	133,937
Total shareholders' equity	23,454	21,509	19,850	10,895	9,781
Results of Operations:					
Interest income	$ 15,172	$ 14,237	$ 12,366	$ 11,774	$ 10,552
Interest expense	4,936	5,540	5,211	6,217	5,815
Net interest income	10,236	8,697	7,155	5,557	4,737
Provision for loan losses	1,285	857	535	348	271
Net interest income after provision for loan losses	8,951	7,840	6,620	5,209	4,466
Other income	2,156	2,002	1,708	1,290	1,156
Other expense	7,961	7,436	6,550	4,977	4,037
Income before income taxes	3,146	2,406	1,778	1,522	1,585
Income tax expense	1,091	838	617	526	548
Net income	$ 2,055	$ 1,568	$ 1,161	$ 996	$ 1,037
Per Share Data [1]**:**					
Net income	$ 1.20	$ 0.92	$ 0.74	$ 0.76	$ 0.79
Period end book value	$ 13.59	$ 12.47	$ 11.54	$ 8.15	$ 7.32

[1] Adjusted for the effects of the two-for-one share split in the form of a 100% share dividend declared in January, 2000, the 5% stock dividends declared in February, 2001, February, 2002 and February, 2003, and the 7.5% stock dividend declared in January, 2004. Adjustments have also been made for the 3% stock dividend declared in January, 2005.

Description of Company's Business

HCSB Financial Corporation (the Company) was incorporated on June 10, 1999 to become a holding company for Horry County State Bank. The Company's only significant asset is its wholly owned subsidiary, Horry County State Bank (the Bank). The Bank is a state-chartered bank incorporated on December 18, 1987 and located at 5201 Broad Street, Loris, South Carolina. The Company's primary market includes Horry County in South Carolina and Columbus and Brunswick Counties in North Carolina. From its 10 branch locations, the Company offers a full range of deposit services, including checking accounts, savings accounts, certificates of deposit, money market accounts, and IRAs, as well as a broad range of non-deposit investment services.

The Company is primarily engaged in the business of attracting deposits from the general public and using these deposits together with other funds to make agricultural, commercial, consumer, and real estate loans. The Company's operating results depend to a substantial extent on the difference between interest and fees earned on loans and investments and the Company's interest expense, consisting principally of interest paid on deposits and borrowings. Unlike most industrial companies, virtually all of the assets and liabilities of financial institutions are monetary. As a result, interest rates have a greater effect on the financial institution's performance. In addition to competing with other traditional financial institutions, the Company also competes for savings dollars with nontraditional financial intermediaries, such as mutual funds. This has resulted in a highly competitive market area. The Company attempts to compete in this highly competitive market by focusing on providing personal service and attention to its customers.

In 1995 the Company opened its first branch office in the Mt. Olive community of Horry County and has since expanded its branch network to 10 banking offices located throughout Horry County, as well as an Operation Center in Loris, South Carolina which houses the Company's executive offices and support services. This expansion of its branch system has enabled the Company to more effectively compete for deposits and loans. By expanding into different communities, the Company has been able to substantially diversify its market place from one of a predominantly agricultural flavor to one which blends residential developments of retirees and others, tourism, major employment areas, central county government and the market's most active overall growth areas. In so doing, the Company has reduced considerably the seasonality in its loan portfolio as well as the risks that are at times inherent with concentration of loans in one particular segment of the economy.

In order to support this growth in its branch network, the Company has undertaken several secondary common stock offerings. Prior to its reorganization from a bank into the holding company, Horry County State Bank undertook three such secondary offerings of its common stock in efforts to strengthen the bank's regulatory capital position to support projected future growth in assets. Since the reorganization was consummated in 1999, the Company committed to another secondary offering in 2002 whereby the Company issued an additional 365,712 shares of common stock at a price per share of $22.00, resulting in over $8,000,000 in added capital.

In December, 2004, the Company participated in the issuance of $6,000,000 of trust preferred securities through its wholly-owned subsidiary HCSB Financial Trust I (the Trust) to enable the company to pursue its growth goals and yet maintain a "well-capitalized" status as defined by banking regulatory agencies. This method of raising capital only recently became available to companies such as HCSB Financial Corporation in increments that the Company could utilize. It allows the Company to continue its growth trends without issuing additional common stock, and thus there is no dilution of ownership among the Company's shareholders.

In August, 2004, the Company relocated its Myrtle Beach office into its newly constructed permanent facility at 1701 N. Oak Street, Myrtle Beach, South Carolina. This building affords this branch the opportunity to better maximize its potential in the Myrtle Beach market by providing services such as drive-up teller facilities and an ATM, neither of which was available at the temporary facility in which the branch opened initially. The new facility also enables the bank to expand its staff of employees to better solicit and assist its customer base.

The Company concluded the year 2004 with the purchase of a 2-acre lot at the intersection of Carolina Forest Boulevard and Gateway Avenue in the Carolina Forest community in Horry County.

Market for Common Share and Dividends

As of December 31, 2004, there were 1,725,261 shares of our common stock outstanding held by approximately 2,204 shareholders of record. There is currently no established public trading market in our common stock, and trading and quotations of our common stock have been limited and sporadic. Because there has not been an established market for our common stock, we may not be aware of all prices at which our common stock has been traded. We have not determined whether the trades of which we are aware were the result of arm's-length negotiations between the parties. Beginning in early 2004 our common stock has been quoted on the OTC Bulletin Board, but there have only been four odd-lot trades and one trade of 100 shares of our common stock through the OTC Bulletin Board since January 2004. These trades ranged from $13.43 for 33 shares in January 2004 to $29.50 for 49 shares in October 2004. Because these shares have been so limited and sporadic, we have not included them in the following table. Excluding these five trades on the OTC Bulletin Board, based on information available to us from a limited number of sellers and purchasers of common stock who have engaged in privately negotiated transactions of which we are aware, we believe transactions in our common stock can be fairly summarized as follows for the periods indicated:

2004	Low	High
Fourth Quarter	$ 29.10	$ 31.04
Third Quarter	$ 29.10	$ 29.10
Second Quarter	$ 24.25	$ 29.10
First Quarter	$ 24.25	$ 24.25
2003		
Fourth Quarter	$ 20.58	$ 22.37
Third Quarter	$ 20.58	$ 20.58
Second Quarter	$ 20.14	$ 20.58
First Quarter	$ 20.14	$ 20.14

All share and per share data in this report has been adjusted to reflect all stock dividends declared by the Company.

No cash dividends have ever been declared or paid by the Company. However, the Board of Directors approved a 10% stock dividend for each of the five years ending December 31, 1996. The Company also paid a two-for-one stock split in the form of a 100% stock dividend in 2000, a 5% stock dividend in each of the years 2001, 2002, and 2003, and a 7.5% stock dividend in 2004. The Board of Directors has declared a 3% stock dividend payable March 12, 2005 to shareholders of record February 11, 2005. Management does not expect the Company to pay cash dividends in the foreseeable future. The Company's ability to pay dividends depends on the ability of its subsidiary, Horry County State Bank, to pay dividends to the Company. As a South Carolina state bank, the Bank may only pay dividends out of its net profits, after deducting expenses, including losses and bad debts. In addition, the Bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital.

HCSB FINANCIAL CORPORATION AND SUBSIDIARIES

Management's Discussion and Analysis of Financial Condition and Results of Operations

INTRODUCTION

The following discussion describes our results of operations for 2004 as compared to 2003 and also analyzes our financial condition as of December 31, 2004 as compared to December 31, 2003. Like most community banks, we derive most of our income from interest we receive on our loans and investments. Our primary source of funds for making these loans and investments is our deposits, both interest-bearing and noninterest-bearing. Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits and borrowed funds. In order to maximize our net interest income, we must not only manage the volume of these balance sheet items, but also the yields that we earn on our interest-earning assets and the rates that we pay on interest-bearing liabilities.

We have included a number of tables to assist in our description of these measures. For example, the "Average Balances" table shows the average balance during 2004, 2003, and 2002 of each category of our assets and liabilities, as well as the yield we earned or the rate we paid with respect to each category. A review of this table shows that our loans typically provide higher interest yields than do other types of interest earning assets, which is why we direct a substantial percentage of our earning assets into our loan portfolio. Similarly, the "Rate/Volume Analysis" table helps demonstrate the impact of changing interest rates and changing volume of assets and liabilities during the years shown. We also track the sensitivity of our various categories of assets and liabilities to changes in interest rates, and we have included an "Interest Rate Sensitivity Analysis" table to help explain this. Finally, we have included a number of tables that provide details about our investment securities, our loans, and our deposits and other borrowings.

Of course, there are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. We establish and maintain this allowance by charging a provision for loan losses against our operating earnings. In the Loan Portfolio section we have included a detailed discussion of this process, as well as several tables describing our allowance for loan losses and the allocation of this allowance among our various categories of loans.

In addition to earning interest on our loans and investments, we earn income through fees that we charge to our customers. Likewise, we incur other operating expenses as well. We describe the various components of this noninterest income, as well as our noninterest expense, in the Other Income and Other Expense section.

GENERAL

The Company continued to grow in 2004, despite the persistent and low interest rate environment. Total assets increased by $27,093,000, or 10.05%, and net loans increased by $20,594,000, or 10.84%. Much of this growth is attributable to the success of our two newest branch offices in the Windy Hill community and in downtown Myrtle Beach.

Profitability continued a steady upward trend in 2004. Net income increased by 31.06%, from $1,568,000 in 2003 to $2,055,000 in 2004, primarily as a result of increased income from loans and related fees. The growth of the loan portfolio resulted in a loan to deposit ratio of 95.69%, a $6,700,000 increase in advances from the Federal Home Loan Bank and the issuance of junior subordinated debentures. The Company will need to attract additional deposits, borrow more money, or a combination of the two to continue expansion of the loan portfolio. A more detailed discussion of the factors contributing to growth and challenges is presented below.

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

The Company experienced an increase of $809,000, or 6.17%, in interest income on loans and related fees for the year ended December 31, 2004. Because of the low interest rate environment, total interest expense decreased $604,000, or 10.90%, to $4,936,000 despite the overall growth in interest-bearing deposits and other borrowings. Although net interest income increased significantly during 2004 when compared to 2003, the Company also experienced a significant increase in noninterest expense during 2004. The primary factor contributing to the increase of noninterest expense was salaries and employee benefits, which increased $257,000, or 5.95%, from $4,319,000 for the year ended December 31, 2003. This increase was primarily a result of normal salary increases of existing employees during the year and the staffing of the new branches. Overall, the Company had net income for the year ended December 31, 2004 of $2,055,000, compared to $1,568,000 for the year ended December 31, 2003. This represents an increase in net income of $487,000, or 31.06%. An interest rate swap transaction conducted by the Company during the third quarter of 2003 reduced the Company's interest expense for the year 2004 by $292,000.

ASSETS, LIABILITIES, AND SHAREHOLDERS' EQUITY

During the twelve months ended December 31, 2004, total assets increased $27,093,000, or 10.05%, when compared to December 31, 2003. The primary reason for the increase in total assets was an increase in net loans of $20,594,000, or 10.84%, during 2004 from $190,055,000 at December 31, 2003. Total deposits increased $12,458,000, or 5.93%, from the December 31, 2003 amount of $209,931,000. Within the deposit area, interest-bearing deposits increased $7,634,000, or 4.09%, and noninterest-bearing deposits increased $4,824,000, or 20.84%, during 2004. The increase in deposits was primarily due to the offering of a higher yielding Prestige checking account, which increased by $10,107,000, from $54,515,000 at the end of 2003 to $64,622,000 at the end of 2004. In order to better match maturities of liabilities with the loan portfolio, the Company has chosen to increase its borrowings with the Federal Home Loan Bank rather than concentrate totally on increasing deposits at this time. This also allows the Company to lock in low rates for a longer period of time. As a result, borrowings with the Federal Home Loan Bank have increased by $6,700,000, or 18.26%, to $43,390,000 from $36,690,000 at December 31, 2003. In addition, the Company entered into a trust preferred securities transaction which resulted in $6,186,000 in junior subordinated debentures.

DISTRIBUTION OF ASSETS, LIABILITIES, AND SHAREHOLDERS' EQUITY

The Company has sought to maintain a conservative approach in determining the distribution of its assets and liabilities. The following table presents the percentage relationships of significant components of the Company's average balance sheets for the last three fiscal years.

Management's Discussion and Analysis of Financial Condition and Results of Operations

DISTRIBUTION OF ASSETS, LIABILITIES, AND SHAREHOLDERS' EQUITY - *continued*

Balance Sheet Categories as a Percent of Average Total Assets

	2004	2003	2002
Assets:			
Interest earning assets:			
Federal funds sold	4.68%	8.58%	5.40%
Time deposits with other banks	-	-	0.03
Investment securities	11.87	11.14	8.67
Loans	75.19	72.37	78.47
Total interest earning assets	91.74	92.09	92.57
Cash and due from banks	3.77	3.72	2.73
Allowance for loan losses	(.71)	(0.58)	(0.69)
Premises and equipment	3.66	3.35	3.74
Other assets	1.54	1.42	1.65
Total assets	100.00%	100.00%	100.00%
Liabilities and shareholders' equity:			
Interest-bearing liabilities:			
Interest-bearing deposits	69.09%	69.43%	68.77%
Federal funds purchased	.01	-	0.01
Advances from the Federal Home Loan Bank	13.20	14.03	12.10
Total interest-bearing liabilities	82.30	83.46	80.88
Noninterest-bearing deposits	9.60	8.38	10.64
Accrued interest and other liabilities	0.56	0.47	0.69
Total liabilities	92.46	92.31	92.21
Shareholders' equity	7.54	7.69	7.79
Total liabilities and shareholders' equity	100.00%	100.00%	100.00%

NET INTEREST INCOME

Earnings are dependent to a large degree on net interest income. Net interest income represents the difference between gross interest earned on earning assets, primarily loans and investment securities, and interest paid on deposits and borrowed funds. Net interest income is affected by the interest rates earned or paid and by volume changes in loans, investment securities, deposits, and borrowed funds. The interest rate spread and the net yield on earning assets are two significant elements in analyzing the Company's net interest income. The interest rate spread is the difference between the yield on average earning assets and the rate on average interest-bearing liabilities. The net yield on earning assets is computed by dividing net interest income by the average earning assets.

For the year ended December 31, 2004, net interest income was $10,236,000, an increase of $1,539,000, or 17.70%, over net interest income of $8,697,000 in 2003. Interest income from loans, including fees, was $13,921,000, an increase of $809,000, or 6.17%, from 2003 to 2004 as demand for loans in the Company's marketplace continued to grow. Interest expense for the year ended December 31, 2004 was $4,936,000, compared to $5,540,000 for 2003. This represents a decrease of $604,000, or 10.90%, compared to the prior year. The interest rate spread and net yield on earning assets therefore showed improvement when compared to the previous year. The net yield realized on earning assets was 3.97% for 2004, compared to 3.74% in 2003. The interest rate spread was 3.75% and 3.50% in 2004 and 2003, respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations

NET INTEREST INCOME - *continued*

The following table sets forth, for the periods indicated, the weighted-average yields earned, the weighted-average yields paid, the interest rate spread, and the net yield on earning assets. The table also indicates the average daily balance and the interest income or expense by specific categories.

Average Balances, Income and Expenses, and Rates

Year ended December 31,	2004			2003			2002		
(Dollars in thousands)	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Assets:									
Earning Assets:									
Securities, taxable	$ 27,223	$ 850	3.12%	$ 22,619	$ 662	2.93%	$ 11,222	$ 496	4.42%
Securities, nontaxable	4,186	165	3.94	3,644	163	4.47	3,538	158	4.47
Loans [1]	211,028	13,921	6.60	182,445	13,112	7.19	144,266	11,500	7.97
Federal funds sold	13,350	170	1.27	21,711	231	1.06	9,930	155	1.56
Time deposits with other banks	3	-	-	-	-	-	60	2	3.34
Nonmarketable equity securities	1,912	66	3.45	1,827	69	3.78	1,172	55	4.70
Total earning assets	257,702	15,172	5.89	232,246	14,237	6.13	170,188	12,366	7.27
Cash and due from banks	10,384			9,289			5,012		
Allowance for loan losses	(2,000)			(1,463)			(1,261)		
Premises and equipment	10,289			8,447			6,881		
Other assets	4,383			3,570			3,034		
Total assets	$280,758			$ 252,089			$ 183,854		
Liabilities:									
Interest-Bearing Liabilities:									
Interest-bearing deposits	$ 193,981	$ 3,542	1.83%	$ 175,013	4,045	2.31%	$ 126,442	4,056	3.21%
Other borrowings	37,336	1,394	3.73	35,348	1,495	4.23	22,254	1,155	5.19
Total interest-bearing liabilities	231,317	4,936	2.14	210,361	5,540	2.63	148,696	5,211	3.50
Noninterest-bearing deposits	26,946			21,123			19,568		
Accrued interest and other liabilities	1,339			1,215			1,260		
Shareholders' equity	21,156			19,390			14,330		
Total liabilities and shareholders' equity	$280,758			$ 252,089			$ 183,854		
Net interest income/spread		$ 10,236	3.75%		$ 8,697	3.50%		$ 7,155	3.77%
Net interest margin			3.97%			3.74%			4.20%

[1] The effects of loans in nonaccrual status and fees collected are not significant to the computations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

RATE/VOLUME ANALYSIS

Net interest income can also be analyzed in terms of the impact of changing rates and changing volume. The following table describes the extent to which changes in interest rates and changes in the volume of earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information on changes in each category attributable to (i) changes due to volume (change in volume multiplied by prior period rate), (ii) changes due to rates (changes in rates multiplied by prior period volume), and (iii) changes in rate and volume (change in rate multiplied by the change in volume) is provided as follows:

	2004 compared to 2003 Due to increase (decrease) in			
(Dollars in thousands)	Volume[1]	Rate [1]	Volume/Rate	Total
Interest income:				
Taxable securities	$ 33	$ 101	$ 54	$ 188
Nontaxable securities	(14)	18	(2)	2
Loans	(807)	1,538	78	809
Federal funds sold	34	(67)	(28)	(61)
Time deposits with other banks	-	-	-	-
Nonmarketable equity securities	(4)	2	(1)	(3)
Total interest income	(758)	1,592	101	935
Interest expense:				
Interest-bearing deposits	(636)	328	(195)	(503)
Other borrowings	(130)	55	(26)	(101)
Total interest expense	(766)	383	(221)	(604)
Net interest income	$ 8	$ 1,209	$ 322	$ 1,539

	2003 compared to 2002 Due to increase (decrease) in			
(Dollars in thousands)	Volume[1]	Rate [1]	Volume/Rate	Total
Interest income:				
Taxable securities	$ 377	$ (125)	$ (86)	$ 166
Nontaxable securities	4	-	1	5
Loans	2,276	(847)	183	1,612
Federal funds sold	138	(37)	(25)	76
Time deposits with other banks	(1)	(1)	-	(2)
Nonmarketable equity securities	23	(8)	(1)	14
Total interest income	2,817	(1,018)	72	1,871
Interest expense:				
Interest-bearing deposits	1,165	(848)	(328)	(11)
Other borrowings	508	(160)	(8)	340
Total interest expense	1,673	(1,008)	(336)	329
Net interest income	$ 1,144	$ (10)	$ 408	$ 1,542

[1] Volume-rate changes have been allocated to each category based on a consistent basis between rate and volume.

Management's Discussion and Analysis of Financial Condition and Results of Operations

RATE SENSITIVITY

Interest rates paid on deposits and borrowed funds and interest rates earned on loans and investments have generally followed the fluctuations in market rates in 2004 and 2003. However, fluctuations in market interest rates do not necessarily have a significant impact on net interest income, depending on the Company's interest rate sensitivity position. A rate-sensitive asset or liability is one that can be repriced either up or down in interest rate within a certain time interval. When a proper balance exists between rate-sensitive assets and rate-sensitive liabilities, market interest rate fluctuations should not have a significant impact on liquidity and earnings. The larger the imbalance, the greater the interest rate risk assumed and the greater the positive or negative impact of interest fluctuations on liquidity and earnings.

Interest rate sensitivity management is concerned with the management of both the timing and the magnitude of repricing characteristics of interest-earning assets and interest-bearing liabilities and is an important part of asset/liability management. The objectives of interest rate sensitivity management are to ensure the adequacy of net interest income and to control the risks to net interest income associated with movements in interest rates. The following table, "Interest Rate Sensitivity Analysis," indicates that, on a cumulative basis, after three through twelve months, rate-sensitive liabilities exceeded rate-sensitive assets, resulting in a twelve month liability sensitive position. For a bank with a liability-sensitive position, or negative gap, falling interest rates would generally be expected to have a positive effect on net interest income, and rising interest rates would generally be expected to have the opposite effect. The following table presents the Company's rate sensitivity at each of the time intervals indicated as of December 31, 2004 and may not be indicative of the Company's rate-sensitivity position at other points in time:

Interest Rate Sensitivity Analysis

December 31, 2004 *(Dollars in thousands)*	**Within One Month**	**After One Through Three Months**	**After Three Through Twelve Months**	**Within One Year**	**Greater Than One Year or Non-Sensitive**	**Total**
Assets						
Interest-earning assets						
Federal fund sold	$ 12,270	$ -	$ -	$ 12,270	$ -	$ 12,270
Loans	77,170	5,026	15,081	97,277	115,527	212,804
Securities	-	-	3,045	3,045	39,552	42,597
Total earning assets	89,440	5,026	18,126	112,592	155,079	267,671
Liabilities						
Interest-bearing liabilities:						
Interest-bearing deposits:						
Demand deposits	86,287	-	-	86,287	-	86,287
Savings deposits	25,405	-	-	25,405	-	25,405
Time deposits	3,016	7,270	46,871	57,157	25,567	82,724
Total interest-bearing deposits	114,708	7,270	46,871	168,849	25,567	194,416
Other borrowings	-	-	-	-	49,576	49,576
Total interest-bearing liabilities	114,708	7,270	46,871	168,849	75,143	243,992
Period gap	$ (25,268)	$ (2,244)	$ (28,745)	$ (56,257)	$ 79,936	
Cumulative gap	$ (25,268)	$ (27,512)	$ (56,257)	$ (56,257)	$ 23,679	
Ratio of cumulative gap to total earning assets	(9.44)%	(10.28)%	(21.02)%	(21.02)%	8.85%	

PROVISION FOR LOAN LOSSES

The provision for loan losses is charged to earnings based upon management's evaluation of specific loans in its portfolio and general economic conditions and trends in the marketplace. The 2004 and 2003 provisions for loan losses and their related effect of increasing the allowance for loan losses are related to growth in the loan portfolio. Please refer to the section "Loan Portfolio" for a discussion of management's evaluation of the adequacy of the allowances for loan losses. In 2004 and 2003, the provisions for loan losses were $1,285,000 and $857,000, respectively.

OTHER INCOME

Other income was $2,156,000 for the year ended December 31, 2004, an increase of $154,000, or 7.69%, when compared with the year ended December 31, 2003. The increase is primarily a result of an increase of $56,000, or 4.44%, in service charges on deposit accounts from $1,261,000 for 2003 to $1,317,000 for 2004, which corresponds to an increase in average demand deposits and savings accounts to $136,736,000 during 2004 as compared to $116,820,000 during 2003. The Company also recognized gains of sales of securities in 2004 of $99,000, as compared to $92,000 in 2003.

OTHER EXPENSES

Most categories of other expenses increased during 2004 due to continued growth of the Company. Salaries and employee benefits increased $257,000 or 5.95%, due to a normal salary increases among existing employees as well as a slight increase in the number of employees. Net occupancy and furniture and equipment expenses also increased $71,000 due mainly to an increase in depreciation expense and the cost of equipment maintenance associated with the company's newest permanent facilities at Tabor City, Windy Hill and Myrtle Beach. Other operating expenses were $1,814,000 for the year ended December 31, 2004, compared to $1,630,000 for the year ended December 31, 2003.

INCOME TAXES

The Company's income tax expense for 2004 was $1,091,000, an increase of $253,000 from the 2003 expense of $838,000. The increase in the expense results from increased income before taxes. The Company's effective tax rates for the years ended December 31, 2004 and 2003 were 34.68% and 34.83%, respectively.

LIQUIDITY

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. The Company manages both assets and liabilities to achieve appropriate levels of liquidity. Cash and federal funds sold are the Company's primary sources of asset liquidity. These funds provide a cushion against short-term fluctuations in cash flow from both deposits and loans. The investment securities portfolio is the Company's principal source of secondary asset liquidity. However, the availability of this source of funds is influenced by market conditions. Individual and commercial deposits are the Company's primary source of funds for credit activities. Although not historically used as principal sources of liquidity, federal funds purchased from correspondent banks and advances from the Federal Home Loan Bank are other options available to management.

As of December 31, 2004, the Company had unused lines of credit to purchase federal funds from unrelated banks totaling $13,000,000. These lines of credit are available on a one to fourteen day basis for general corporate purposes. The lenders have reserved the right not to renew their respective lines. The Company may also borrow an additional $15,685,000 from the Federal Home Loan Bank based on a predetermined formula. Securities available-for-sale, which totaled $42,597,000 at December 31, 2004, also serve as a ready source of liquidity. Management believes that the Company's liquidity sources are adequate to meet its operating needs. The level of liquidity is measured by the loans-to-total borrowed funds ratio, which was at 78.25% and 77.78% at December 31, 2004 and 2003, respectively.

IMPACT OF OFF-BALANCE-SHEET INSTRUMENTS

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and standby letters of credit. Commitments to extend credit are legally binding agreements to lend to a customer at predetermined interest rates as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A commitment involves, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The Company's exposure to credit loss in the event of nonperformance by the other party to the instrument is represented by the contractual notional amount of the instrument. Since certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Letters of credit are conditional commitments issued to guarantee a customer's performance to a third party and have essentially the same credit risk as other lending facilities. Standby letters of credit often expire without being used. Management believes that through various sources of liquidity, the Company has the necessary resources to meet obligations arising from these financial instruments.

The Company uses the same credit underwriting procedures for commitments to extend credit and standby letters of credit as for on-balance-sheet instruments. The credit worthiness of each borrower is evaluated and the amount of collateral, if deemed necessary, is based on the credit evaluation. Collateral held for commitments to extend credit and standby letters of credit varies but may include accounts receivable, inventory, property, plant, equipment, and income-producing commercial properties, as well as liquid assets such as time deposit accounts, brokerage accounts, and cash value of life insurance.

The Company is not involved in off-balance-sheet contractual relationships, other than those disclosed in this report, which it believes could result in liquidity needs or other commitments or that could significantly impact earnings.

As of December 31, 2004, commitments to extend credit totaled $24,458,000 and standby letters of credit totaled $433,000.

The following table sets forth the length of time until maturity for unused commitments to extend credit and standby letters of credit at December 31, 2004.

(Dollars in thousands)	Within One Month	After One Through Three Months	After Three Through Twelve Months	Within One Year	Greater Than One Year	Total
Unused commitments to extend credit	$ 2,414	$ 2,685	$ 12,103	$ 17,202	$ 7,256	$ 24,458
Standby letters of credit	-	100	325	425	8	433
Totals	$ 2,414	$ 2,785	$ 12,428	$ 17,627	$ 7,264	$ 24,891

The Company entered into interest swap agreements associated with Federal Home Loan Bank advances during the third quarter of 2004. The interest rate swaps effectively converted the fixed interest rates on the advances to a variable rate. The notional amount of advances involved in this transaction totaled $14,600,000. The unrealized gain related to the interest rate swaps was $338,000 at December 31, 2004. The Company believes that the hedging of such debt was very effective as management protected against further declines in interest rates as well as a continuation of interest rates at or near their low levels at the time the transaction was consummated.

IMPACT OF INFLATION AND CHANGING PRICES

The financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation.

While the effect of inflation on a bank is normally not as significant as its influence on those businesses that have large investments in plant and inventories, it does have an effect. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same. While interest rates have traditionally moved with inflation, the effect on income is diminished because both interest earned on assets and interest paid on liabilities vary directly with each other unless the Company is in a high liability sensitive position. Also, general increases in the price of goods and services will result in increased operating expenses.

CAPITAL RESOURCES

The Company uses several indicators of capital strength. The most commonly used measure is average common equity to average assets, which was 7.54% in 2004 compared to 7.69% in 2003. This ratio changed very little as income was realized proportionately to the increase in assets.

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

The Company and the Bank are also required to maintain capital at a minimum level based on quarterly average assets, which is known as the leverage ratio. Only the strongest banks are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios 1% to 2% above the minimum.

As of December 31, 2004, the most recent notifications from the Bank's primary regulator categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events that management believes have changed the Bank's category.

Management's Discussion and Analysis of Financial Condition and Results of Operations

CAPITAL RESOURCES - *continued*

The Company and the Bank are required to maintain certain risk-based and leverage ratios. The Company and the Bank exceeded these regulatory capital ratios at December 31, 2004, 2003, and 2002 as set forth in the following tables.

December 31, *(Dollars in thousands)*	2004	2003	2002
The Company			
Tier 1 capital	$ 29,472	$ 21,453	$ 19,727
Tier 2 capital	2,155	1,773	1,452
Total qualifying capital	$ 31,627	$ 23,226	$ 21,179
Risk-adjusted total assets (including off-balance-sheet exposures)	$ 226,418	$ 202,436	$ 169,161
Tier 1 risk-based capital ratio	13.02%	10.59%	11.66%
Total risk-based capital ratio	13.97%	11.46%	12.52%
Tier 1 leverage ratio	10.09%	8.21%	9.12%

December 31, *(Dollars in thousands)*	2004	2003	2002
The Bank			
Tier 1 capital	$ 28,003	$ 20,017	$ 18,331
Tier 2 capital	2,155	1,773	1,452
Total qualifying capital	$ 30,158	$ 21,790	$ 19,783
Risk-adjusted total assets (including off-balance-sheet exposures)	$ 225,480	$ 202,494	$ 169,176
Tier 1 risk-based capital ratio	12.42%	9.89%	10.83%
Total risk-based capital ratio	13.38%	10.76%	11.68%
Tier 1 leverage ratio	9.59%	7.66%	8.67%

The Company does not expect to pay cash dividends to shareholders during 2005.

HCSB FINANCIAL CORPORATION AND SUBSIDIARIES

Management's Discussion and Analysis of Financial Condition and Results of Operations

INVESTMENT PORTFOLIO

Management classifies investment securities as either held-to-maturity or available-for-sale based on their intentions and the Company's ability to hold them until maturity. In determining such classifications, securities that management has the positive intent and the Company has the ability to hold until maturity are classified as held-to-maturity and carried at amortized cost. All other securities are designated as available-for-sale and carried at estimated fair value with unrealized gains and losses included in shareholders' equity on an after-tax basis. As of December 31, 2004 and 2003, all securities were classified as available-for-sale.

The following tables summarize the carrying value of investment securities as of the indicated dates and the weighted-average yields of those securities at December 31, 2004.

Investment Securities Portfolio Composition

December 31, *(Dollars in thousands)*	2004	2003	2002
Securities of U.S. government agencies and corporations	$ 14,011	$ 5,065	$ 6,612
Obligations of state and local governments	6,230	4,944	3,735
Taxable obligations of state and local governments	-	977	-
Mortgage-backed securities	22,356	17,129	7,713
Nonmarketable equity securities	2,763	1,919	1,394
Total securities	$ 45,360	$ 30,034	$ 19,454

Investment Securities Portfolio Maturity Schedule

December 31, 2004 *(Dollars in thousands)*	Available-for-Sale Carrying Amount	Available-for-Sale Yield
Securities of U.S. Government agencies and corporations due:		
Less than one year	$ 3,044	2.065%
After one year but within five years	10,147	2.845%
Obligations of states and local governments due:		
After five years but within ten years	3,449	5.124%
After ten years	2,774	5.833%
	19,414	3.539%
Mortgage-backed securities	22,356	4.643%
Equities available-for-sale	827	4.174%
	$ 42,597	4.131%

Management's Discussion and Analysis of
Financial Condition and Results of Operations

LOAN PORTFOLIO

Management believes the loan portfolio is adequately diversified. There are no foreign loans, and agricultural loans as of December 31, 2004 are limited. There are no significant concentrations of loans in any particular individuals or industry or group of related individuals or industries.

The Company has experienced continued growth of its loan portfolio throughout 2004 and 2003, resulting in increases of $20,975,000 and $28,996,000, respectively. Management has concentrated on maintaining quality in the loan portfolio. The loan-to-deposit ratio is used to monitor a financial institution's potential profitability and efficiency of asset distribution and utilization. Generally, a higher loan-to-deposit ratio is indicative of higher interest income since loans yield a higher return than other interest-earning assets. The loan-to-deposit ratios were 95.69% and 91.38% at December 31, 2004 and 2003, respectively. The loans-to-total borrowed funds ratio was 78.25% and 77.78% at December 31, 2004 and 2003, respectively. Management intends to deploy available funds to loans in order to maximize earnings and achieve its targeted ratio of loans to deposits; however, there can be no assurance that management will be able to execute its strategy or that loan demand will continue to support growth.

Loan Portfolio Composition December 31, *(Dollars in thousands)*	2004	2003	2002	2001	2000
Real estate - construction and land development	$ 8,026	$ 13,845	$ 17,032	$ 8,058	$ 5,122
Real estate - mortgage and commercial	110,584	89,801	65,245	43,168	32,178
Agricultural	6,136	6,891	5,496	4,921	5,427
Commercial and industrial	62,991	48,479	48,403	40,608	30,451
Consumer	22,881	27,325	25,020	20,825	17,482
All other loans (including overdrafts)	2,186	5,488	1,637	128	669
Total gross loans	$ 212,804	$ 191,829	$ 162,833	$ 117,708	$ 91,329

Credit Risk Management

Credit risk entails both general risk, which is inherent in the process of lending, and risk that is specific to individual borrowers. The management of credit risk involves the processes of loan underwriting and loan administration. The Company manages credit risk through a strategy of making loans within the Company's primary marketplace and within the Company's limits of expertise. Although management seeks to avoid concentrations of credit by loan type or industry through diversification, a substantial portion of the borrowers' ability to honor the terms of their loans is dependent on the business and economic conditions in Horry and Marion Counties in South Carolina and Columbus and Brunswick Counties in North Carolina. Additionally, since real estate is considered by the Company as the most desirable nonmonetary collateral, a significant portion of the Company's loans are collateralized by real estate; however, the cash flow of the borrower or the business enterprise is generally considered as the primary source of repayment. Generally, the value of real estate is not considered by the Company as the primary source of repayment for performing loans. The Company also seeks to limit total exposure to individual and affiliated borrowers. The Company manages risk specific to individual borrowers through the loan underwriting process and through an ongoing analysis of the borrower's ability to service the debt as well as the value of the pledged collateral.

The Company's loan officers and loan administration staff are charged with monitoring the Company's loan portfolio and identifying changes in the economy or in a borrower's circumstances which may affect the ability to repay the debt or the value of the pledged collateral. In order to assess and monitor the degree of risk in the Company's loan portfolio, several credit risk identification and monitoring processes are utilized. The Company assesses credit risk initially through the assignment of a risk grade to each loan based upon an assessment of the borrower's financial capacity to service the debt and the presence and value of any collateral.

LOAN PORTFOLIO - *continued*

Credit grading is adjusted during the life of the loan to reflect economic and individual changes having an impact on the borrowers' abilities to honor the terms of their commitments. Management uses the risk grades as a tool for identifying known and inherent losses in the loan portfolio and for determining the adequacy of the allowance for loan losses.

Maturities and Sensitivity of Loans to Changes in Interest Rates:

The following table summarizes the loan maturity distribution, by type, at December 31, 2004 and related interest rate characteristics:

December 31, 2004 *(Dollars in thousands)*	One Year or Less	Over One Year Through Five Years	Over Five Years	Total
Real estate - construction and land development	$ 7,172	$ 440	$ 414	$ 8,026
Real estate - other	26,028	36,067	47,113	109,208
Agricultural	2,250	1,507	2,379	6,136
Commercial and industrial	25,921	25,347	11,723	62,991
Consumer	5,751	17,409	1,850	25,010
All other loans (including overdrafts)	297	677	459	1,433
	$ 67,419	$ 81,447	$ 63,938	$ 212,804
Loans maturing after one year with:				
Fixed interest rates				$ 112,311
Floating interest rates				33,074
				$ 145,385

Risk Elements

Loans are defined as impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment of a loan is based on the present value of the expected future cash flows discounted at the loan's effective interest rate or at the fair value of the collateral if the loan is collateral dependent.

Loans on the Company's problem loan watch list are considered potentially impaired loans. These loans are evaluated in determining whether all outstanding principal and interest are expected to be collected. Loans are not considered impaired if a minimal delay occurs and all amounts due, including accrued interest at the contractual interest rate for the period of delay, are expected to be collected.

The following table sets forth our nonperforming assets for the dates indicated.

Nonperforming Assets *(Dollars in thousands)*	2004	2003	2002	2001	2000
Nonaccrual loans	$ 4,295	$ 1,641	$ 915	$ 574	$ 133
Restricted or impaired loans	-	-	-	-	-
Total nonperforming loans	4,295	1,641	915	574	133
Other real estate owned	964	390	210	161	110
Total nonperforming assets	$ 5,259	$ 2,031	$ 1,125	$ 735	$ 243
Loans 90 days or more past due and still accruing interest	$ 378	$ 2,315	$ 381	$ 176	$ 804
Nonperforming assets to period end loans	2.47%	1.06%	0.69%	0.62%	0.27%

Management's Discussion and Analysis of
Financial Condition and Results of Operations

LOAN PORTFOLIO - *continued*

For loans to be in excess of 90 days delinquent and still accruing interest, the borrowers must be either remitting payments although not able to get current, liquidation on loans deemed to be well secured must be near completion, or the Company must have a reason to believe that correction of the delinquency status by the borrower is near. The amount of both nonaccrual loans and loans past due 90 days or more were considered in computing the allowance for loan losses as of December 31, 2004.

The primary reason for the increase in nonaccrual loans from December 31, 2003 to December 31, 2004 centered around one customer relationship involving several entities. Loans to these entities which were on nonaccrued status at December 31, 2004 totaled $2,875,000. Of this total, $1,247,000 was guaranteed by the U. S. Small Business Administration (SBA). Interest earned on these loans but not included in interest income by the Bank totaled $297,000 as of December 31, 2004. With the consent of the SBA the Bank has allowed the customer time to attempt to liquidate the collateral which secures these loans in order to minimize any potential losses which may occur due to a possible deficiency in collateral values. Subsequent to the end of 2004, the customer has contracted to sell the principal company involved, the purchaser has remitted interest payments of $150,000 on the loans and the Bank, with the approval of the SBA, has agreed to renegotiate repayment terms on $1,947,000 of these loans. The Bank is expected to receive an additional $90,000 relating to interest prior to March 31, 2005. This interest, which has been collected, will be reflected as interest income for the Bank in 2005. Negotiations continue toward the orderly liquidation of assets, which collateralize the other loans in this relationship.

Summary of Loan Loss Experience

(Dollars in thousands)	2004	2003	2002	2001	2000
Total loans outstanding at end of period	$ 212,808	$ 192,304	$ 162,833	$ 117,708	$ 91,319
Average loans outstanding	$ 211,028	$ 182,445	$ 144,266	$ 106,130	$ 87,180
Balance of allowance for loan losses at beginning of period	$ 1,774	$ 1,452	$ 1,112	$ 1,019	$ 922
Charge-offs:					
Real estate	354	27	4	1	3
Commercial	286	368	145	57	125
Consumer and credit card	328	175	89	220	62
Total charge-offs	968	570	238	278	190
Recoveries of loans previous charged-off	64	35	43	23	16
Net charge-offs	904	535	195	255	174
Provision charged to operations	1,285	857	535	348	271
Balance of allowance for loan losses at end of period	$ 2,155	$ 1,774	$ 1,452	$ 1,112	$ 1,019
Ratios:					
Net charge-offs to average loans outstanding	0.43%	0.30%	0.14%	0.24%	0.20%
Net charge-offs to loans at end of year	0.42%	0.28%	0.12%	0.22%	0.19%
Allowance for loan losses to average loans	1.02%	0.98%	1.01%	1.05%	1.17%
Allowance for loan losses to loans at end of year	1.01%	0.93%	0.89%	0.94%	1.12%
Net charge-offs to allowance for loan losses	41.95%	30.16%	13.43%	22.93%	17.08%
Net charge-offs to provisions for loan losses	70.35%	62.43%	36.45%	73.28%	64.21%

Management's Discussion and Analysis of
Financial Condition and Results of Operations

LOAN PORTFOLIO - *continued*

Management has established an allowance for loan losses through a provision for loan losses charged to expense. The allowance represents an amount which management believes will be adequate to absorb probable losses on existing loans that may become uncollectible. Management does not allocate specific percentages of our allowance for loan losses to the various categories of loans but evaluates the adequacy on an overall portfolio basis utilizing several factors. The primary factor considered is the credit risk grading system, which is applied to each loan. The amount of both nonaccrual loans and loans past due 90 days or more is also considered. The historical loan loss experience, the size of our lending portfolio, and current and anticipated economic conditions is also considered in determining the provision for loan losses. The amount of the allowance is adjusted periodically based on changing circumstances. Recognized losses are charged to the allowance for loan losses, while subsequent recoveries are added to the allowance.

Management regularly monitors past due and classified loans. However, it should be noted that no assurances can be made that future charges to the allowance for loan losses or provisions for loan losses may not be significant to a particular accounting period. At December 31, 2004 and 2003, management considers the allowances for loan losses adequate based on its judgments, evaluations, and analysis of the loan portfolio.

Management's judgment as to the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable, but which may or may not prove to be accurate. Because of the inherent uncertainty of assumptions made during the evaluation process, there can be no assurance that loan losses in future periods will not exceed the allowance for loan losses or that additional allocations will not be required. Our losses will undoubtedly vary from our estimates, and there is a possibility that charge-offs in future periods will exceed the allowance for loan losses as estimated at any point in time.

AVERAGE DAILY DEPOSITS

The following table summarizes the Company's average daily deposits during the years ended December 31, 2004, 2003, and 2002. These totals include time deposits $100,000 and over, which at December 31, 2004 totaled $39,154,000. Of this total, scheduled maturities within three months were $2,450,000; over three through six months were $649,000; over six through twelve months were $24,881,000; and over twelve months were $11,174,000.

	2004		2003		2002	
	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid
Noninterest-bearing demand	$ 26,946	0.00%	$ 21,123	0.00%	$ 19,568	0.00%
Interest-bearing transaction accounts	81,342	1.70	69,954	2.28	24,978	2.52
Money market savings account	22,475	1.24	21,350	1.32	16,999	1.82
Other savings accounts	5,973	0.28	4,392	0.37	3,381	0.63
Time deposits	84,191	2.22	79,317	2.73	81,084	3.82
Total deposits	$ 220,927		$ 196,136		$ 146,010	

Management's Discussion and Analysis of Financial Condition and Results of Operations

ADVANCES FROM THE FEDERAL HOME LOAN BANK

The following table summarizes the Company's short-term borrowings for the years ended December 31, 2004, 2003 and 2002.

(Dollars in thousands)	Maximum Outstanding at any Month End	Average Balance	Weighted Average Interest Rate	Balance December 31,
December 31, 2004				
Advances from Federal Home Loan Bank	$ 43,390	$ 37,057	4.53%	$ 43,390
December 31, 2003				
Advances from Federal Home Loan Bank	$ 36,690	$ 35,348	4.23%	$ 36,690
December 31, 2002				
Advances from Federal Home Loan Bank	$ 26,690	$ 22,254	5.19%	$ 26,690

Advances from the Federal Home Loan Bank are collateralized by one-to-four family residential mortgage loans, certain commercial real estate loans and the Company's investment in Federal Home Loan Bank stock. Although we expect to continue using Federal Home Loan Bank advances as a secondary funding source, core deposits will continue to be our primary funding source. Of the $43,390,000 advances from Federal Home Loan Bank outstanding at December 31, 2004, $6,700,000 have scheduled principal reductions in 2008 and the remaining balance matures after five years.

As discussed in the notes to the financial statements, the Company has entered into interest rate swap agreements associated with Federal Home Loan Bank advances maturing on March 1, 2010, May 24, 2010 and March 22, 2011. The interest rate swaps effectively converted the fixed interest rates on the advances to a variable rate. The variable rate was 2.52% at December 31, 2004 and is based on the three month LIBOR index.

JUNIOR SUBORDINATED DEBENTURES

On December 17, 2004, HCSB Financial Trust I (the " Trust"), a wholly-owned subsidiary of the Company, issued and sold a total of 6,000 trust preferred securities, with $1,000 liquidation amount per capital security (the "Capital Securities"), to institutional buyers in a pooled trust preferred issue. The Capital Securities, which are reported on the consolidated balance sheet as junior subordinated debentures, generated proceeds of $6.0 million. The Trust loaned these proceeds to the Company to use for general corporate purposes. The junior subordinated debentures qualify as Tier 1 capital under Federal Reserve Board guidelines, subject to limitations. See Note 10 to the consolidated financial statements for more information about the terms of the junior subordinated debentures.

Debt issuance costs, net of accumulated amortization, from junior subordinated debentures totaled $109,695 at December 31, 2004 and are included in other assets on the consolidated balance sheet. Amortization of debt issuance cost from junior subordinated debentures totaled $305 and is reported in other expenses on the consolidated income statement for the year ended December 31, 2004.

RETURN ON EQUITY AND ASSETS

The following table shows the return on average assets (net income divided by average total assets), return on average equity (net income divided by average daily equity), and equity to assets ratio (average daily equity divided by average total assets) for the period indicated. Since its inception, the Company has not paid cash dividends.

	2004	2003	2002
Return on average assets	0.73%	0.62%	0.63%
Return on average equity	9.71%	8.09%	8.09%
Equity to assets ratio	7.54%	7.69%	7.79%

Management's Discussion and Analysis of Financial Condition and Results of Operations

ACCOUNTING AND FINANCIAL REPORTING ISSUES

We have adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of our financial statements. Our significant accounting policies are described in the footnotes to the consolidated financial statements at December 31, 2004, as filed on our annual report on Form 10-KSB. Certain accounting policies involve significant judgments and assumptions by us which have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgments and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Because of the nature of the judgments and assumptions we make, actual results could differ from these judgments and estimates which could have a material impact on our carrying values of assets and liabilities and our results of operations.

We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of our consolidated financial statements. Refer to the portion of this discussion that addresses our allowance for loan losses for a description of our processes and methodology for determining our allowance for loan losses.

INDUSTRY DEVELOPMENTS

Sarbanes-Oxley Act of 2002

The Congress of the United States of America passed the Sarbanes-Oxley Act in 2002 in the aftermath of corporate scandals among several major publicly traded corporations. The intent of the Act was to legislate corporate governance and better ascertain the accuracy of financial reporting by companies regulated by the Securities and Exchange Commission.

Section 404 of the Sarbanes-Oxley Act, which becomes effective for the Company in 2006, requires that the Company adopt and maintain effective internal controls that will, among other things, permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Management of the Company has the responsibility to adopt sound accounting policies, maintain an adequate and efficient accounting system, safeguard assets and devise policies to ensure that the Company complies with applicable laws and regulations.

To assist in this process the company has purchased software from the national accounting firm of Crowe Chizek and retained the services of Elliott Davis, LLC and Crowe Chizek to work with management and participate in the Section 404 process. Elliott Davis, LLC will perform only those services in this regard that are acceptable by the Public Company Accounting Oversight Board (PCAOB). Compliance with Section 404 of the Sarbanes-Oxley Act will certainly add to the Company's operating expenses due to requirements for additional technology, record keeping, and professional assistance that is necessary.

From time to time, various bills are introduced in the United States Congress with respect to the regulation of financial institutions. Certain of these proposals, if adopted, could significantly change the regulation of banks and the financial services industry. The Company cannot predict whether any of these proposals will be adopted or, if adopted, how these proposals would affect the Company.



Elliott Davis, LLC
Advisors·CPAs·Consultants
1901 Main Street, Suite 1650
P.O. Box 2227
Columbia, SC 29202-2227

Phone 803.256.0002
Fax 803.254.4724

ElliottDavis

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
HCSB Financial Corporation and Subsidiaries
Loris, South Carolina

We have audited the accompanying consolidated balance sheets of HCSB Financial Corporation and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of HCSB Financial Corporation and its subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Elliott Davis, LLC

Elliott Davis, LLC
Columbia, South Carolina
January 27, 2005

HCSB FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

(Dollars in thousands)	December 31, 2004	December 31, 2003
Assets:		
Cash and cash equivalents:		
Cash and due from banks	$ 11,013	$ 12,741
Federal funds sold	12,270	22,832
Time deposits with other banks	500	-
Total cash and cash equivalents	23,783	35,573
Investment securities:		
Securities available-for-sale	42,597	28,115
Nonmarketable equity securities	2,763	1,919
Total investment securities	45,360	30,034
Loans held for sale	4	475
Loans receivable	212,804	191,829
Less allowance for loan losses	(2,155)	(1,774)
Loans, net	210,649	190,055
Premises, furniture, and equipment, net	11,803	9,377
Accrued interest receivable	1,696	1,671
Other assets	3,512	2,529
Total assets	$ 296,807	$ 269,714
Liabilities:		
Deposits:		
Noninterest-bearing transaction accounts	$ 27,973	$ 23,149
Interest-bearing transaction accounts	86,287	72,941
Money market savings accounts	19,651	20,943
Other savings accounts	5,754	5,391
Time deposits $100 and over	39,154	41,792
Other time deposits	43,570	45,715
Total deposits	222,389	209,931
Advances from the Federal Home Loan Bank	43,390	36,690
Junior subordinated debentures	6,186	-
Accrued interest payable	389	351
Other liabilities	999	1,233
Total liabilities	273,353	248,205
Commitments and Contingencies (Notes 4, 10 and 11)		
Shareholders' Equity:		
Common stock, $0.01 par value, 10,000,000 shares authorized; 1,725,261 and 1,662,473 shares issued and outstanding in 2004 and 2003, respectively	17	16
Capital surplus	23,357	21,437
Nonvested restricted stock	(313)	-
Retained earnings	419	-
Accumulated other comprehensive income (loss)	(26)	56
Total shareholders' equity	23,454	21,509
Total liabilities and shareholders' equity	$ 296,807	$ 269,714

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Income

(Dollars in thousands)	Years ended December 31, 2004	2003
Interest income:		
Loans, including fees	$ 13,921	$ 13,112
Investment securities:		
Taxable	850	662
Tax-exempt	165	163
Nonmarketable equity securities	66	69
Federal funds sold	170	231
Total	15,172	14,237
Interest expense:		
Deposits	3,542	4,045
Borrowings	1,394	1,495
Total	4,936	5,540
Net interest income	10,236	8,697
Provision for loan losses	1,285	857
Net interest income after provision for loan losses	8,951	7,840
Noninterest income:		
Service charges on deposit accounts	1,317	1,261
Credit life insurance commissions	97	151
Gain on sale of residential mortgage loans	183	132
Brokerage commissions	131	115
Other fees and commissions	231	184
Gain on sale of securities available-for-sale	99	92
Other	98	67
Total	2,156	2,002
Noninterest expenses:		
Salaries and employee benefits	4,576	4,319
Net occupancy	564	481
Marketing and advertising	270	257
Loss on sale of assets	41	41
Furniture and equipment	696	708
Other operating	1,814	1,630
Total	7,961	7,436
Income before income taxes	3,146	2,406
Income tax provision	1,091	838
Net income	$ 2,055	$ 1,568
Net income per common share		
Basic	$ 1.20	$ 0.92
Diluted	$ 1.20	$ 0.92
Average common shares outstanding		
Basic	1,712,347	1,712,347
Diluted	1,715,683	1,712,347

The accompanying notes are an integral part of the consolidated financial statements.

HCSB FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income (Loss)
Years ended December 31, 2004 and 2003

(Dollars in thousands, except share amounts)	Common Stock		Nonvested restricted stock	Capital surplus	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total
	Shares	Amount						
Balance, December 31, 2002	1,469,767	$ 15	$ -	$ 17,652	$ 2,067	$ 122	$ (6)	$ 19,850
Net income					1,568			1,568
Other comprehensive income, (loss) net of tax benefit of $39						(66)		(66)
Comprehensive income								1,502
Payment for fractional shares					(18)			(18)
Issuance of stock	4,829			106				106
Issuance of 5% stock dividend	72,948			1,605	(1,605)			-
Sale of treasury stock							6	6
Reimbursement of stock issuance costs				63				63
Declaration of 7.5% stock dividend on January 18, 2004	114,929	1		2,011	(2,012)			-
Balance, December 31, 2003	1,662,473	16	-	21,437	-	56	-	21,509
Net income					2,055			2,055
Other comprehensive income, (loss) net of tax benefit of $48						(82)		(82)
Comprehensive income								1,973
Payment for fractional shares					(28)			(28)
Issuance of restricted stock	14,484		(362)	362				-
Forfeiture of restricted stock	(1,946)		49	(49)				-
Declaration of 3.0% stock dividend on January 26, 2005	50,250	1		1,607	(1,608)			-
Balance, December 31, 2004	1,725,261	$ 17	$ (313)	$ 23,357	$ 419	$ (26)	$ -	$ 23,454

The accompanying notes are an integral part of the consolidated financial statements.

HCSB FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Dollars in thousands)	Years ended December 31,	
	2004	2003
Cash flows from operating activities:		
Net income	$ 2,055	$ 1,568
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Provision for loan losses	1,285	857
Deferred income tax benefit	(73)	(22)
Depreciation and amortization expense	485	441
Premium amortization less discount accretion	195	332
Amortization of net deferred loan costs	24	9
Net gain on sale of securities available-for-sale	(99)	(92)
Loss on sale of other real estate owned	27	35
Loss (gain) on disposal of premises and equipment	(2)	13
Increase in interest receivable	(25)	(86)
Increase in interest payable	38	37
Increase in other assets	(288)	(650)
Increase (decrease) in other liabilities	(234)	689
Net cash provided by operating activities	3,388	3,131
Cash flows from investing activities:		
Purchases of securities available-for-sale	(31,428)	(36,231)
Maturities of securities available-for-sale	7,438	18,069
Proceeds from sales of securities available-for-sale	9,282	7,737
Net increase in loans to customers	(22,596)	(30,579)
Purchase of premises, furniture and equipment	(2,911)	(2,025)
Proceeds from sale of premises, furniture and equipment	2	102
Proceeds from sale of other real estate owned	563	349
Purchase of nonmarketable equity securities	(844)	(500)
Net cash used by investing activities	(40,494)	(43,078)
Cash flows from financing activities:		
Net increase in demand deposits, interest-bearing transaction accounts and savings accounts	17,241	25,049
Net increase (decrease) in time deposits	(4,783)	20,721
Net increase in advances from the Federal Home Loan Bank	6,700	10,000
Proceeds from stock issuance	-	106
Sale of treasury stock	-	6
Reimbursement of stock issuance costs	-	63
Cash paid for fractional shares	(28)	(18)
Proceeds from junior subordinated debentures	6,186	-
Net cash provided by financing activities	25,316	55,927
Net increase (decrease) in cash and cash equivalents	(11,790)	15,980
Cash and cash equivalents, beginning of year	35,573	19,593
Cash and cash equivalents, end of year	$ 23,783	$ 35,573

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation - The accompanying consolidated financial statements include the accounts of HCSB Financial Corporation and Subsidiaries (the Company) and its wholly owned subsidiaries, Horry County State Bank (the Bank) and all of the stock of HCSB Financial Trust I (the Trust). The Company was incorporated on June 10, 1999. The Bank was incorporated on December 18, 1987, and opened for operations on January 4, 1988. The principal business activity of the Company is to provide commercial banking services in Horry County, South Carolina, and in Columbus and Brunswick Counties, North Carolina. The Bank is a state-chartered bank, and its deposits are insured by the Federal Deposit Insurance Corporation. The Trust is a special purpose subsidiary organized for the sole purpose of issuing trust preferred securities. The operations of the Trust have not been consolidated in these financial statements.

Management's Estimates - In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and income and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, including valuation allowances for impaired loans, and the carrying amount of real estate acquired in connection with foreclosures or in satisfaction of loans. Management must also make estimates in determining the estimated useful lives and methods for depreciating premises and equipment.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

Significant Group Concentrations of Credit Risk - Most of the Company's activities are with customers located within Horry County in South Carolina and Columbus and Brunswick Counties in North Carolina. The types of securities in which the Company invests are discussed in Note 3. The types of lending that the Company engages in are discussed in Note 4. The Company does not have any significant concentrations to any one industry or customer.

Investment Securities - Investment securities available-for-sale by the Company are carried at amortized cost and adjusted to their estimated fair value. The unrealized gain or loss is recorded in shareholders' equity net of the deferred tax effects. Management does not actively trade securities classified as available-for-sale, but intends to hold these securities for an indefinite period of time and may sell them prior to maturity to achieve certain objectives. Reductions in fair value considered by management to be other than temporary are reported as a realized loss and a reduction in the cost basis in the security. The adjusted cost basis of securities available-for-sale is determined by specific identification and is used in computing the realized gain or loss from a sales transaction.

Nonmarketable Equity Securities - Nonmarketable equity securities include the Company's investments in the stock of the Federal Home Loan Bank and Community Financial Services. The stocks are carried at cost because they have no quoted market value and no ready market exists. Investment in Federal Home Loan Bank stock is a condition of borrowing from the Federal Home Loan Bank, and the stock is pledged to collateralize the borrowings. Dividends received on Federal Home Loan Bank stock and Community Financial Services stock are included as a separate component in interest income.

At December 31, 2004 and 2003, the investment in Federal Home Loan Bank stock was $2,492,000 and $1,834,000, respectively, and the investment in Community Financial Services stock was $60,000 in both years. During 2003, the Company purchased $25,000 of common stock in Tidelands Bancshares, Inc., the holding company for Tidelands Bank in Mount Pleasant, South Carolina. Also included in nonmarketable equities is investment in the Trust which totaled $186,000 at December 31, 2004.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *continued*

Loans held for Sale - Loans held for sale consist of residential mortgage loans the Company originates for sale to secondary market investors. They are carried at the lower of aggregate cost or market value. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Fees collected in conjunction with origination activities are deferred as part of the cost basis of the loan and recognized when the loan is sold. Gains or losses on sales are recognized when the loans are sold and are determined as the difference between the sales price and the carrying value of the loans.

The Company issues rate lock commitments to borrowers based on prices quoted by secondary market investors. When rates are locked with borrowers, a sales commitment is immediately entered (on a best efforts basis) at a specified price with a secondary market investor. Accordingly, any potential liabilities associated with rate lock commitments are offset by sales commitments to investors.

Loans Receivable - Loans receivable are stated at their unpaid principal balance. Interest income on loans is computed based upon the unpaid principal balance. Interest income is recorded in the period earned.

The accrual of interest income is generally discontinued when a loan becomes contractually 90 days past due as to principal or interest. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral exceeds the principal balance and accrued interest.

Loan origination and commitment fees and certain direct loan origination costs (principally salaries and employee benefits) are deferred and amortized to income over the contractual life of the related loans or commitments, adjusted for prepayments, using the straight-line method.

Under Statement of Financial Accounting Standards (SFAS) No. 114, *Accounting by Creditors for the Impairment of a Loan,* and SFAS No. 118, *Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures,* loans are defined as impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans are subject to this criteria except for "smaller balance homogeneous loans that are collectively evaluated for impairment" and loans "measured at fair value or at the lower of cost or fair value." The Company considers its consumer installment portfolio, credit card loans, and home equity lines as such exceptions. Therefore, the real estate and commercial loan portfolios are primarily affected by these statements.

Impairment of a loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. When management determines that a loan is impaired, the difference between the Company's investment in the related loan and the present value of the expected future cash flows, or the fair value of the collateral, is charged to bad debt expense with a corresponding entry to the allowance for loan losses. The accrual of interest is discontinued on an impaired loan when management determines the borrower may be unable to meet payments as they become due. There were no impaired loans at December 31, 2004 or 2003 that were material to the financial statements.

Allowance for Loan Losses - An allowance for loan losses is maintained at a level deemed appropriate by management to provide adequately for known and inherent risks in the loan portfolio. The allowance is based upon a continuing review of past loan loss experience, current economic conditions which may affect the borrowers' ability to pay, and the underlying collateral value of the loans. Loans deemed uncollectible are charged off and deducted from the allowance. The provision for loan losses, including provisions for loan impairment, and recoveries on loans previously charged off, are added to the allowance.

Premises, Furniture and Equipment - Premises, furniture and equipment are stated at cost less accumulated depreciation. The provision for depreciation is computed by the straight-line method. Rates of depreciation are generally based on the following estimated useful lives: buildings - 40 years; furniture and equipment - 3 to 25 years. The cost of assets sold or otherwise disposed of and the related accumulated depreciation is eliminated from the accounts, and the resulting gains or losses are reflected in the income statement.

Maintenance and repairs are charged to current expense as incurred, and the costs of major renewals and improvements are capitalized.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *continued*

Other Real Estate Owned - Other real estate owned includes real estate acquired through foreclosure. Other real estate owned is initially recorded at the lower of cost (principal balance of the former loan plus costs of improvements) or fair value, less estimated costs to sell.

Any write-downs at the dates of acquisition are charged to the allowance for loan losses. Expenses to maintain such assets, subsequent write-downs, and gains and losses on disposal are included in other expenses.

Derivative Financial Instruments - The Company has entered into certain interest rate swap agreements which are derivative financial instruments ("derivatives"). The derivatives are recognized on the balance sheet at their fair value. On the date the derivative contract is entered into, the Company designates the derivative as a hedge of fair value of a recognized asset or liability ("fair value hedge"). Changes in the fair value of a derivative that is highly effective as - and that is designated and qualifies - as a fair value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk, are recorded in current-period earnings.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking hedged transactions. This process includes linking all derivatives that are designated as fair value hedges to specific assets and liabilities on the balance sheet. The derivatives in which the Company is a counterparty qualify for the "shortcut" method of assessing the ongoing effectiveness of its hedging relationship with the underlying hedged item.

The Company discontinues hedge accounting prospectively when (1) the derivative expires or is sold, terminated, or exercised; (2) management determines that designation of the derivative as a hedge instrument is no longer appropriate; or (3) the underlying hedged item is liquidated. When hedge accounting is discontinued, the derivative is carried at its fair value on the balance sheet, with changes in its fair value recognized in current-period earnings.

Income and Expense Recognition - The accrual method of accounting is used for all significant categories of income and expense. Immaterial amounts of insurance commissions and other miscellaneous fees are reported when received.

Income Taxes - Amounts provided for income taxes are based on income reported for financial statement purposes. Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management has determined that it is more likely than not that the entire deferred tax asset at December 31, 2004, will be realized, and accordingly, has not established a valuation allowance. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Advertising Expense - Advertising and public relations costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent. Advertising and public relations costs of $270,000 and $257,000, were included in the Company's results of operations for 2004 and 2003, respectively.

Net Income Per Share - Basic income per share is calculated by dividing net income by the weighted-average number of shares outstanding during the year. Diluted net income per share is computed based on net income divided by the weighted average number of common and potential common shares. Retroactive recognition has been given for the effects of all stock dividends in computing the weighted-average number of shares. The only potential common share equivalents are those related to stock options and restricted stock awards. Stock options which are anti-dilutive are excluded from the calculation of diluted net income per share.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *continued*

Stock-Based Compensation - The Company adopted a stock-based employee compensation plan in 2004 which is further described in Note 16. The Company accounts for the plan under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all stock options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

(Dollars in thousands)	Year ended December 31, 2004
Net income, as reported	$ 2,055
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	29
Pro forma net income	$ 2,026
Earnings per share:	
Basic - as reported	$ 1.20
Basic - pro forma	$ 1.18
Diluted - as reported	$ 1.20
Diluted - pro forma	$ 1.18

In calculating the pro forma disclosures, the fair value of options granted is estimated as of the date granted using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2004: dividend yield of 0 percent; expected volatility of 55.57 percent; risk-free interest rate of 2.15 percent; and expected life of 7 years. There were no options granted in 2003.

Comprehensive Income - Accounting principles generally require recognized income, expenses, gains, and losses to be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	Years Ended December 31,	
(Dollars in thousands)	2004	2003
Unrealized losses on securities available-for-sale	$ (31)	$ (13)
Reclassification adjustment for gains realized in net income	(99)	(92)
Net unrealized losses on securities	(130)	(105)
Tax effect	48	39
Net-of-tax amount	$ (82)	$ (66)

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *continued*

Statements of Cash Flows - For purposes of reporting cash flows, the Company considers certain highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents include amounts due from banks, federal funds sold, and time deposits with other banks with maturities of three months or less.

The following summarizes supplemental cash flow information:

(Dollars in thousands)	Years ended December 31,	
	2004	2003
Cash paid for interest	$ 4,898	$ 5,503
Cash paid for income taxes	1,113	714
Supplemental noncash investing and financing activities:		
Foreclosures on loans	1,164	564

Off-Balance-Sheet Financial Instruments - In the ordinary course of business, the Company enters into off-balance-sheet financial instruments consisting of commitments to extend credit and letters of credit. These financial instruments are recorded in the financial statements when they become payable by the customer.

Recent Accounting Pronouncements - In December 2004, the FASB issued SFAS No. 153, *"Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions."* The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Previously, Accounting Principles Board ("APB") Opinion No. 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. APB Opinion No. 29 provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The provisions of this statement shall be applied prospectively. The adoption of this statement is not expected to have a material impact on the financial condition or operating results of the Company.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), *"Share-Based Payment"* ("SFAS No. 123(R)"). SFAS No. 123(R) will require companies to measure all employee stock-based compensation awards using a fair value method and record such expense in its financial statements. In addition, the adoption of SFAS No. 123(R) requires additional accounting and disclosure related to the income tax and cash flow effects resulting from share-based payment arrangements. SFAS No. 123(R) is effective beginning as of the first interim or annual reporting period beginning after December 15, 2005. The Company is currently evaluating the impact that the adoption of SFAS No. 123(R) will have on its financial position, results of operations and cash flows.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"*. FIN No. 45 elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees and warranties that it has issued. FIN 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee. The initial recognition requirements of FIN No. 45 were effective for guarantees issued or modified after December 31, 2002. The disclosure requirements were effective for financial statements for periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material impact on the Company's financial position or results of operations.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *continued*

Recent Accounting Pronouncements *(continued)* - In December 2003, the FASB issued FIN No. 46 (revised), *"Consolidation of Variable Interest Entities"* ("FIN No. 46(R)"), which addresses consolidation by business enterprises of variable interest entities. FIN No. 46(R) requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN No. 46(R) also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. FIN No. 46(R) provides guidance for determining whether an entity qualifies as a variable interest entity by considering, among other considerations, whether the entity lacks sufficient equity or its equity holders lack adequate decision-making ability. The consolidation requirements of FIN No. 46(R) applied immediately to variable interest entities created after January 31, 2003. The consolidation requirements applied to the Company's existing variable interest entities in the first reporting period ending after December 15, 2004. Certain of the disclosure requirements applied to all financial statements issued after December 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN No. 46(R) did not have a material impact on the Company's financial position or results of operations.

In November 2003, the Emerging Issues Task Force ("EITF") reached a consensus that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115 and SFAS No. 124 that are impaired at the balance sheet date but for which other-than-temporary impairment has not been recognized. Accordingly the EITF issued EITF No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." This issue addresses the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS No. 115 and provides guidance on quantitative and qualitative disclosures. The disclosure requirements of EITF No. 03-1 are effective for annual financial statements for fiscal years ending after June 15, 2004. The effective date for the measurement and recognition guidance of EITF No. 03-1 has been delayed. The FASB staff has issued a proposed Board-directed FASB Staff Position ("FSP"), FSP EITF 03-1-a, *"Implementation Guidance for the Application of Paragraph 16 of Issue No. 03-1"*. The proposed FSP would provide implementation guidance with respect to debt securities that are impaired solely due to interest rates and/or sector spreads and analyzed for other-than-temporary impairment under the measurement and recognition requirements of EITF No. 03-1. The delay of the effective date for the measurement and recognition requirements of EITF No. 03-1 will be superseded concurrent with the final issuance of FSP EITF 03-1-a. Adopting the disclosure provisions of EITF No. 03-1 did not have any impact on the Company's financial position or results of operations.

In March 2004, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 105, *"Application of Accounting Principles to Loan Commitments"*, to inform registrants of the Staff's view that the fair value of the recorded loan commitments should not consider the expected future cash flows related to the associated servicing of the future loan. The provisions of SAB No. 105 must be applied to loan commitments accounted for as derivatives that are entered into after March 31, 2004. The Staff will not object to the application of existing accounting practices to loan commitments accounted for as derivatives that are entered into on or before March 31, 2004, with appropriate disclosures. The Company adopted the provisions of SAB No. 105 on April 1, 2004. The adoption of SAB No. 105 did not have a material impact on the Company's financial condition or results of operations.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *continued*

Risks and Uncertainties - In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

Reclassifications - Certain captions and amounts in the 2003 financial statements were reclassified to conform with the 2004 presentation.

NOTE 2 - CASH AND DUE FROM BANKS

The Bank is required by regulation to maintain an average cash reserve balance based on a percentage of deposits. At December 31, 2004 and 2003, the requirements were satisfied by amounts on deposit with the Federal Reserve Bank and cash on hand.

NOTE 3 - INVESTMENT SECURITIES

Securities available-for-sale consisted of the following:

	Amortized	Gross Unrealized		Estimated
(Dollars in thousands)	Cost	Gains	Losses	Fair Value
December 31, 2004				
Securities of U.S. government agencies and corporations	$ 13,315	$ 2	$ 126	$ 13,191
Mortgage-backed securities	22,378	6	28	22,356
Equity securities	827	-	7	820
Obligations of state and local governments	6,118	116	4	6,230
Total	$ 42,638	$ 124	$ 165	$ 42,597
December 31, 2003				
Securities of U.S. government agencies and corporations	$ 5,233	$ 2	$ 13	$ 5,222
Mortgage-backed securities	17,159	54	84	17,129
Equity securities	831	-	11	820
Obligations of state and local governments	4,803	142	1	4,944
Total	$ 28,026	$ 198	$ 109	$ 28,115

NOTE 3 - INVESTMENT SECURITIES - *continued*

The following is a summary of maturities of securities available-for-sale as of December 31, 2004. The amortized cost and estimated fair values are based on the contractual maturity dates. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

	Securities Available-For-Sale	
(Dollars in thousands)	Amortized Cost	Estimated Fair Value
Due in less than one year	$ 3,065	$ 3,044
Due after one year but within five years	10,250	10,147
Due after five years but within ten years	3,392	3,449
Due after ten years	3,553	3,601
	20,260	20,241
Mortgage-backed securities	22,378	22,356
Total	$ 42,638	$ 42,597

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004.

Securities Available for Sale

	Less than twelve months		Twelve months or more		Total	
(Dollars in thousands)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Securities of U.S. government agencies and corporations	$ 11,690	$ 125	$ 999	$ 1	$ 12,689	$ 126
Mortgage-backed securities	8,293	28	-	-	8,293	28
Equity securities	-	-	820	7	820	7
Obligations of state and local governments	1,295	4	-	-	1,295	4
Total	$ 21,278	$ 157	$ 1,819	$ 8	$ 23,097	$ 165

Management evaluates its investment portfolio periodically to identify any impairment that is other than temporary. At December 31, 2004, the Company had two securities that have been in an unrealized loss position for more than twelve months. Management believes these losses are temporary and are a result of the current interest rate environment.

At December 31, 2004 and 2003, investment securities with a book value of $27,011,000 and $15,542,775, respectively, and a market value of $27,014,000 and $15,544,973, respectively, were pledged as collateral to secure public deposits.

Gross realized gains on sales of available-for-sale securities were $103,000 and $92,000 in 2004 and 2003, respectively. Gross realized losses on available-for-sale securities was $4,000 in 2004. There were no gross realized losses on sales of available-for-sale securities in 2003. Proceeds from the sale of securities totaled $9,282,000 and $7,737,000 in 2004 and 2003, respectively.

NOTE 4 - LOANS RECEIVABLE

Loans consisted of the following:

	December 31,	
	2004	2003
Real estate - construction and land development	$ 8,026	$ 13,845
Real estate - mortgage and commercial	110,584	89,801
Agricultural	6,136	6,891
Commercial and industrial	62,991	48,479
Consumer	22,881	27,325
All other loans (including overdrafts)	2,186	5,488
Total gross loans	$ 212,804	$ 191,829

Certain parties (principally certain directors and officers of the Company, their immediate families, and business interests) were loan customers and had other transactions in the normal course of business with the Company. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amounts of loans to related parties were $4,166,000 and $2,707,000 at December 31, 2004 and 2003, respectively. During 2004, advances to related parties totaled $2,130,000 and repayments totaled $671,000.

Transactions in the allowance for loan losses are summarized below:

(Dollars in thousands)	Years Ended December 31,	
	2004	2003
Balance, beginning of year	$ 1,774	$ 1,452
Provision charged to operations	1,285	857
Recoveries on loans previously charged off	64	35
Loans charged off	(968)	(570)
Balance, end of year	$ 2,155	$ 1,774

Loans on the Company's problem loan watch list are considered potentially impaired loans. These loans are evaluated in determining whether all outstanding principal and interest are expected to be collected. Loans are not considered impaired if a minimal delay occurs and all amounts due, including accrued interest at the contractual interest rate for the period of the delay, are expected to be collected.

As of December 31, 2004 and 2003, the Company had nonaccrual loans of approximately $4,295,000 and $1,641,000, respectively, and loans that were contractually past due 90 days or more and still accruing interest of approximately $378,000 and $2,315,000, respectively, for which impairment had not been recognized. The additional interest income which would have been recognized into earnings if the Company's nonaccrual loans had been current in accordance with their original terms was $492,000 during 2004 and was immaterial for 2003. At December 31, 2004 and 2003, there were no impaired loans that were material to the Company's financial statement.

The majority of the total nonaccrual loans as of December 31, 2004 relate to a group of loans to one borrower. Most of the loans are secured by real estate and a portion of them are partially guaranteed by the U.S. Small Business Administration as well. Management is working with the borrower to resolve portions of the collateral. Management believes that the allowance for loan losses has been adequately funded for these specific loans.

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

NOTE 4 - LOANS RECEIVABLE - *continued*

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The fair value of standby letters of credit is insignificant.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter-party.

Collateral held for commitments to extend credit and standby letters of credit varies but may include accounts receivable, inventory, property, plant, equipment, and income-producing commercial properties. The following table summarizes the Company's off-balance-sheet financial instruments whose contract amounts represent credit risk:

	December 31,	
(Dollars in thousands)	2004	2003
Commitments to extend credit	$ 24,458	$ 23,323
Standby letters of credit	433	835

NOTE 5 - PREMISES, FURNITURE AND EQUIPMENT

Premises, furniture and equipment consisted of the following:

	December 31,	
(Dollars in thousands)	2004	2003
Land	$ 4,112	$ 3,106
Buildings and land improvements	6,834	4,775
Furniture and equipment	3,777	3,125
Construction in progress	-	820
	14,723	11,826
Less accumulated depreciation	(2,920)	(2,449)
Premises and equipment, net	$ 11,803	$ 9,377

Depreciation expense for the years ended December 31, 2004 and 2003 was $485,000 and $441,000, respectively.

In 2004 and 2003, the Company capitalized $55,000 and $22,000, respectively, of interest during the construction and renovation of new branches. These amounts are now included as part of buildings and land improvements.

On December 28, 2004, the Company purchased a 1.97 acre lot at the intersection of Carolina Forest Boulevard and Gateway Road for a future branch bank location. The Company paid the full purchase price of $1,006,000 including closing costs on December 28, 2004.

NOTE 6 - OTHER ASSETS

Other assets consisted of the following:

(Dollars in thousands)	December 31, 2004	December 31, 2003
Cash value of life insurance	$ 904	$ 846
Other real estate owned	964	390
Prepaid expenses	293	201
Unamortized software	201	264
Net deferred tax asset	348	227
Other	802	601
Total	$ 3,512	$ 2,529

NOTE 7 - DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company maintains an overall interest-rate risk-management strategy that incorporates the use of derivatives to minimize significant unplanned fluctuations in earnings that are caused by interest-rate volatility. As part of this strategy, the Company entered certain interest rate swap agreements during 2003. Such interest rate swaps are derivative financial instruments ("derivatives"). Interest rate swaps generally involve the exchange of fixed and variable rate interest payments between two parties, based on a common notional amount and maturity date. The Company's goal is to manage interest-rate sensitivity by modifying the repricing or maturity characteristics of specific balance-sheet assets and liabilities so that the net-interest margin is not, on a material basis, adversely affected by movements in interest rates. The interest-rate swaps entered by the Company converted certain nonprepayable fixed rate long term debt to floating rates. As a result of interest-rate fluctuations, hedged assets and liabilities will appreciate or depreciate in market value. The effect of this unrealized appreciation or depreciation will generally be offset by income or loss on the derivatives that are linked to the hedged assets and liabilities. The Company views this strategy as a prudent management of interest-rate sensitivity, such that earnings are not exposed to undue risk presented by changes in interest rates.

By using derivative instruments, the Company is exposed to credit and market risk. If the counterparty fails to perform, credit risk is equal to the extent of the fair-value gain in a derivative. When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes the Company, and, therefore, creates a repayment risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it has no repayment risk. The Company minimizes the credit (or repayment) risk in derivative instruments by entering into transactions with high-quality counterparties that are reviewed by the Company's credit committee.

Market risk is the adverse effect that a change in interest rates, currency, or implied volatility rates has on the value of a financial instrument. The Company manages the market risk associated with interest rate swap contracts by establishing and monitoring limits as to the types and degree of risk that may be undertaken. The Company periodically measures this risk by using a value-at-risk methodology.

The Company's derivatives activities are monitored by its risk-management committee as part of that committee's oversight of the Company's asset/liability and treasury functions. The Company's asset/liability committee is responsible for implementing various hedging strategies that are developed through its analysis of data from financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into the Company's overall interest-rate risk-management and trading strategies.

The interest rate swap agreements provide for the Company to make payments at a variable rate determined by a specified index (three month LIBOR) in exchange for receiving payments at a fixed rate of 3.4%. During 2004 and 2003, the Company recognized $292,000 and $105,000, respectively, as a reduction of interest expense on Federal Home Loan Bank Advances as a result of its interest rate swaps.

NOTE 7 - DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES - *continued*

At December 31, 2004 and 2003, the information pertaining to outstanding interest rate swap agreements used to hedge fixed rate debt is as follows:

(Dollars in thousands)	2004	2003
Notional amount	$ 14,600	$ 14,600
Weighted average fixed (receive) rate	3.43%	3.41%
Weighted average variable (pay) rate	2.43%	1.11%
Weighted average maturity in years	5.6	6.6
Unrealized gain (loss) relating to interest rate swaps	$ 338	$ 83

No interest rate swap agreements were used by the Company prior to 2003. At December 31, 2004 and 2003, the unrealized gain of $338,000 and $83,000, respectively, related to interest rate swaps was recorded in derivative assets and other liabilities by the same amount.

Risk management results for the year ended December 31, 2004 and 2003 related to the balance sheet hedging of long-term debt indicate that the hedges were 100% effective and that there was no component of the derivative instruments' gain or loss which was excluded from the assessment of hedge effectiveness.

NOTE 8 - DEPOSITS

At December 31, 2004, the scheduled maturities of time deposits were as follows:

Maturing In	Amount
2005	$ 57,167
2006	24,345
2007	390
2008	471
2009 and thereafter	351
Total	$ 82,724

Overdrawn transaction accounts in the amount of $109,000 and $42,000 were classified as loans as of December 31, 2004 and 2003, respectively.

NOTE 9 - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank consisted of the following:

(Dollars in thousands)	Interest	December 31,	
Convertible advances maturing on:	**Rate**	**2004**	**2003**
March 11, 2008	3.09%	$ 5,000	$ 5,000
December 8, 2008	3.87%	1,700	-
March 1, 2010	5.92%	5,000	5,000
May 24, 2010	6.49%	4,600	4,600
March 22, 2011	5.05%	5,000	5,000
January, 17, 2012	3.88%	5,000	5,000
July 23, 2012	3.81%	5,000	5,000
September 4, 2012	3.56%	2,090	2,090
January 30, 2013	3.36%	5,000	5,000
December 8, 2014	5.24%	5,000	-
Total		$ 43,390	$ 36,690

Interest is payable quarterly. Initially all advances bear interest at a fixed rate; however, the rate can be converted to a floating rate after a certain period. As of December 31, 2004, all advances were bearing fixed rates of interest.

NOTE 9 - ADVANCES FROM THE FEDERAL HOME LOAN BANK - *continued*

As of December 31, 2004, scheduled principal reductions include $6,700,000 in 2008 and the remainder after five years.

As collateral, the Company has pledged its portfolio of first mortgage one-to-four family residential loans aggregating $35,574,000 at December 31, 2004, as well as half of its commercial real estate loan portfolio, totaling $32,799,000 at December 31, 2004. Additionally, it has pledged its investment in Federal Home Loan Bank stock with a carrying value of $2,492,000.

As discussed in Note 7, the Company has entered into interest rate swap agreements associated with Federal Home Loan Bank advances maturing on March 1, 2010, May 24, 2010 and March 22, 2011. The interest rate swaps effectively converted the fixed interest rates on the advances to a variable rate. The variable rate of the swap payable was 2.43% at December 31, 2004 and is based on the three month LIBOR index.

NOTE 10 - JUNIOR SUBORDINATE DEBENTURES

On December 21, 2004, HCSB Financial Trust I, (a non-consolidated subsidiary) issued $6.0 million floating rate trust preferred securities with a maturity of December 31, 2034. The rate is adjusted quarterly and was 2.52% at December 31, 2004. In accordance with the revised FIN 46, the trust has not been consolidated in these financial statements. The Company received from the Trust the $6.0 million proceeds from the issuance of the securities and the $186,000 initial proceeds from the capital investment in the Trust, and accordingly has shown the funds due to the trust as a $6,186,000 junior subordinated debenture. The current regulatory rules allow certain amounts of junior subordinated debentures to be included in the calculation of regulatory capital. The debenture issuance costs, net of accumulated amortization, totaled $110,000 at December 31, 2004 and is included in other assets on the consolidated balance sheet. Amortization of debt issuance costs totaled $306 for the year ended December 31, 2004 and is included in other borrowings interest expense.

The Company invested $5,880,000 in the Company's wholly-owned subsidiary, Horry County State Bank. The remaining balance will be maintained by the Company to fund operations.

NOTE 11 - LEASE COMMITMENTS

On May 15, 1997, the Company entered into a lease agreement for land on which to operate its Tabor City branch. The lease had an initial five-year term that expired June 5, 2002, and the Company chose to exercise its option for a five-year renewal of the lease at that time. In December 2002, the Company and the property owners chose to negotiate a new lease that began January 5, 2003 and ends January 5, 2008 with the Company having an option for nine additional five-year renewal periods thereafter. Subsequent to the date of the renegotiated lease, the lease was amended and resulted in a new rental amount of $1,000 per month through January 5, 2008. The lease gives the Company the first right of refusal to purchase the property at an unimproved value if the owners decide to sell. The Company also pays applicable property taxes on the property.

On February 15, 1999, The Company entered into an annual lease agreement for use of a parking lot adjacent to the Meeting Street branch in Loris, S.C. The initial term was for one year with the renewal thereof renegotiable annually. The lease has subsequently been renewed each year at an annual cost of $600. The Company expects to renew this lease again in February, 2005.

Expected future minimum lease payments over the next three years for these long-term operating leases are as follows:

(Dollars in thousands)	Amount
2005	$ 12,600
2006	12,000
2007	12,000
Total	$ 36,600

NOTE 12 - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company may, from time to time, become a party to legal claims and disputes. At December 31, 2004, management was not aware of any pending or threatened litigation or unasserted claims that could result in losses, if any, that would be material to the financial statements.

On May 27, 2004, the Company entered into a contract with Jack Henry and Associates, Inc. to purchase a new core data processing system including software and hardware. The total contract price for the core processing system was $858,000. As of December 31, 2004, the Company has paid $649,000 towards this purchase leaving a balance due of $209,000. The balance will be billed to the Company upon installation and satisfactory implementation of the system, and the Company expects to remit payment during the first quarter of 2005.

NOTE 13 - SHAREHOLDERS' EQUITY

Stock Dividends - In January 2005, the Board of Directors declared a 3.0% stock dividend payable on March 14, 2005, to shareholders of record at February 11, 2005. As a result of the stock dividend, 50,250 shares were issued. The financial statements as of December 31, 2004 have been adjusted to reflect such transaction and resulted in a reclassification of $1,608,000 from retained earnings to common stock and capital surplus. In January 2004, the Board of Directors declared a 7.5% stock dividend payable on March 12, 2004, to shareholders of record at February 13, 2004. As a result of the dividend, 114,929 shares were issued. The financial statements as of December 31, 2003 were adjusted to reflect such transactions and resulted in a reclassification of $2,012,000 from retained earnings to common stock and capital surplus. All per share amounts have been adjusted to reflect these dividends.

Restrictions on Dividends - South Carolina banking regulations restrict the amount of dividends that can be paid to shareholders. All of the Bank's dividends to HCSB Financial Corporation and Subsidiaries are payable only from the undivided profits of the Bank. At December 31, 2004, the Bank's undivided profits were $7,847,659. The Bank is authorized to pay cash dividends up to 100% of net income in any calendar year without obtaining the prior approval of the Commissioner of Banking provided that the Bank received a composite rating of one or two at the last Federal or State regulatory examination. Under Federal Reserve Board regulations, the amounts of loans or advances from the Bank to the parent company are also restricted.

NOTE 14 - CAPITAL REQUIREMENTS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum ratios (set forth in the table below) of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk-weights ranging from 0% to 100%. Tier 1 capital of the Bank consists of common shareholders' equity, excluding the unrealized gain or loss on securities available for sale, minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital.

The Company and the Bank are also required to maintain capital at a minimum level based on quarterly average assets (as defined), which is known as the leverage ratio. Only the strongest institutions are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios 1% to 2% above the minimum.

NOTE 14 - CAPITAL REQUIREMENTS - *continued*

As of the most recent regulatory examination, the Bank was deemed well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events that management believes have changed the Company's or the Bank's categories.

The following table summarizes the capital ratios and the regulatory minimum requirements for the Company and the Bank.

	Actual		Minimum Requirement For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2004						
The Company						
Total capital (to risk-weighted assets)	$ 31,627	13.97%	$ 18,113	8.00%	N/A	N/A
Tier 1 capital (to risk-weighted assets)	29,472	13.02	9,057	4.00	N/A	N/A
Tier 1 capital (to average assets)	29,472	10.09	11,684	4.00	N/A	N/A
The Bank						
Total capital (to risk-weighted assets)	$ 30,158	13.38%	$ 18,038	8.00%	$ 22,548	10.00%
Tier 1 capital (to risk-weighted assets)	28,003	12.42	9,019	4.00	13,529	6.00
Tier 1 capital (to average assets)	28,003	9.59	11,684	4.00	14,605	5.00
December 31, 2003						
The Company						
Total capital (to risk-weighted assets)	$ 23,226	11.46%	$ 16,209	8.00%	N/A	N/A
Tier 1 capital (to risk-weighted assets)	21,453	10.59	8,104	4.00	N/A	N/A
Tier 1 capital (to average assets)	21,453	8.21	10,452	4.00	N/A	N/A
The Bank						
Total capital (to risk-weighted assets)	$ 21,790	10.76%	$ 16,200	8.00%	$ 20,249	10.00%
Tier 1 capital (to risk-weighted assets)	20,017	9.89	8,100	4.00	12,150	6.00
Tier 1 capital (to average assets)	20,017	7.66	10,449	4.00	13,062	5.00

NOTE 15 - RETIREMENT AND BENEFITS

Trusteed Retirement Savings Plan - The Bank has a trustee retirement savings plan which provides retirement benefits to substantially all officers and employees who meet certain age and service requirements. The plan includes a "salary reduction" feature pursuant to Section 401(k) of the Internal Revenue Code. Under the plan and present policies, participants are permitted to contribute up to 15% of their annual compensation. At its discretion, the Bank can make matching contributions up to 4% of the participants' compensation. The Company charged $129,000 and $118,000 to earnings for the retirement savings plan in 2004 and 2003, respectively.

Directors Deferred Compensation Plan - The Company has a deferred compensation plan whereby directors may elect to defer the payment of their fees. Under the terms of the plan, the Company accrues an expense equal to the amount deferred plus an interest component based on the prime rate of interest at the beginning of each year. The Company has also purchased life insurance contracts on each of the participating directors. At December 31, 2004 and 2003, $428,000 and $345,000, respectively, of directors' fees were deferred and are included in other liabilities.

Performance Compensation for Stakeholders Plan - The Company implemented an employee bonus program in 2003 which it refers to as its Stakeholder Plan. The plan pays employees based on a schedule of key performance indicators they are required to meet in order to be rewarded. The plan accrues for its employee bonuses based on a percentage of each employee's annual salary. The plan has a fiscal year ending on December 31, and pays out on January 30 of the following year. At December 31, 2004, the plan had an accrued payout of $95,000. The Company charged $101,000 and $62,000 to earnings for the stakeholder plan in 2004 and 2003, respectively.

NOTE 16 - EARNINGS PER SHARE

Earnings per share - basic is computed by dividing net income by the weighted average number of common shares outstanding. Earnings per share - diluted is computed by dividing net income by the weighted average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock options.

(Dollars in thousands, except share amounts)	Years ended December 31,	
	2004	2003
Basic earnings per share:		
Net income available to common shareholders	$ 2,055	$ 1,568
Average common shares outstanding - basic	1,712,347	1,712,347
Basic earnings per share	$ 1.20	$ 0.92
Diluted earnings per share:		
Net income available to common shareholders	$ 2,055	$ 1,568
Average common shares outstanding - basic	1,712,347	1,712,347
Incremental shares from assumed conversion of stock options and restricted stock awards	3,336	-
Average common shares outstanding - diluted	1,715,683	1,712,347
Diluted earnings per share	$ 1.20	$ 0.92

NOTE 17 - STOCK COMPENSATION PLAN

In 2004, upon shareholder approval, the Company adopted an Omnibus Stock Ownership and Long Term Incentive Plan (the "Stock Plan"). The Stock Plan authorizes the grant of options and awards of restricted stock to certain of our employees for up to 200,000 shares of the Company's common stock from time to time during the term of the Stock Plan., subject to adjustments upon change in capitalization. The Stock Plan is administered by the Compensation Committee of the Board of Directors of the Company.

Options granted under the Stock Plan are incentive stock options, and they are vested over a five year period with none vesting at the time of the grant. All unexercised incentive stock options expire ten years after the date of the grant. A summary of the Company's incentive stock options as of December 31, 2004 is as follows:

	Number Outstanding	Weighted Average Exercise Price
Outstanding at beginning of year	-	$ -
Granted	21,725	25.00
Exercised	-	-
Forfeited	(2,918)	25.00
Outstanding at end of year	18,807	$ 25.00

NOTE 17 - STOCK COMPENSATION PLAN - *continued*

Restricted stock awards included in the Stock Plan vest after the first three consecutive periods during which the Bank's return on average assets (ROAA) averages 1.15%. At December 31, 2004, none of the restricted stock had vested; therefore, no compensation expense related to the vesting was recognized. All ungranted restricted stock awards expire after the date of the award. A summary of the Company's unrestricted stock awards as of December 31, 2004 is as follows:

	Number Outstanding	Weighted Average Exercise Price
Outstanding at beginning of year	-	$ -
Granted	14,911	25.00
Exercised	-	-
Forfeited	(2,004)	25.00
Outstanding at end of year	12,907	$ 25.00

NOTE 18 - OTHER EXPENSES

Other expenses are summarized as follows:

(Dollars in thousands)	Years Ended December 31, 2004	2003
Stationery, printing, and postage	$ 274	$ 305
Telephone	190	135
Director and advisory fees	115	115
Insurance	80	71
ATM services	96	84
Courier services	81	76
Other	978	844
Total	$ 1,814	$ 1,630

NOTE 19 - INCOME TAXES

Income tax expense is summarized as follows:

(Dollars in thousands)	Years Ended December 31, 2004	2003
Currently payable:		
Federal	$ 1,201	$ 790
State	112	73
Total current	1,313	863
Deferred income taxes	(270)	(64)
Income tax expense	$ 1,043	$ 799
Income tax expense is allocated as follows:		
To continuing operations	$ 1,091	$ 838
To shareholders' equity	(48)	(39)
Total	$ 1,043	$ 799

NOTE 19 - INCOME TAXES - *continued*

The components of the net deferred tax asset are as follows:

(Dollars in thousands)	December 31, 2004	December 31, 2003
Deferred tax assets:		
Allowance for loan losses	$ 546	$ 159
Net capitalized loan costs	111	30
State net operating loss	16	4
Deferred directors' fees	146	40
Organizational costs	-	1
Nonaccruing interest	106	13
Net unrealized loss on securities available-for-sale	15	-
Total deferred tax assets	940	247
Deferred tax liabilities:		
Accumulated depreciation	489	115
Gain on sale of real estate	73	25
Software amortization	49	15
Net unrealized gain on securities available-for-sale	-	33
Total deferred tax liabilities	611	188
Net deferred tax asset	$ 329	$ 59

Deferred tax assets represent the future tax benefit of future deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. Management has determined that it is more likely than not that the entire deferred tax asset at December 31, 2004 and 2003 will be realized and, accordingly, has not established a valuation allowance. Deferred tax assets are included in other assets.

A reconciliation between the income tax expense and the amount computed by applying the Federal statutory rates of 34% to income before income taxes follows:

(Dollars in thousands)	Years ended December 31, 2004	Years ended December 31, 2003
Tax expense at statutory rate	$ 1,070	$ 818
State income tax, net of federal income tax benefit	62	48
Tax-exempt interest income	(59)	(57)
Other	18	29
Income tax provision	$ 1,091	$ 838

NOTE 20 - UNUSED LINES OF CREDIT

As of December 31, 2004, the Company had unused lines of credit to purchase federal funds from unrelated banks totaling $13,000,000. These lines of credit are available on a one to fourteen day basis for general corporate purposes. The lenders have reserved the right not to renew their respective lines. The Company may also borrow an additional $15,685,000 at December 31, 2004 from the Federal Home Loan Bank based on a predetermined formula. Advances are subject to approval by the Federal Home Loan Bank and may require the Company to pledge additional collateral.

NOTE 21 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss, current economic conditions, risk characteristics of various financial instruments, and other factors.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Cash and Due from Banks - The carrying amount is a reasonable estimate of fair value.

Federal Funds Sold and Purchased - Federal funds sold and purchased are for a term of one day and the carrying amount approximates the fair value.

Time Deposits with Other Banks - Time deposits with other banks have a term less than 90 days and the carrying amount approximates the fair value.

Investment Securities Available-for-Sale - For securities available-for-sale, fair value equals the carrying amount which is the quoted market price. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities.

Nonmarketable Equity Securities - The carrying amount is a reasonable estimate of fair value since no ready market exists for these securities.

Mortgage Loans Held-for-Sale - Fair values of mortgage loans held for sale are based on commitments on hand from investors or market prices.

Loans Receivable - For certain categories of loans, such as variable rate loans which are repriced frequently and have no significant change in credit risk and credit card receivables, fair values are based on the carrying amounts. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to the borrowers with similar credit ratings and for the same remaining maturities.

Deposits - The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date. The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

Advances from the Federal Home Loan Bank - For the portion of borrowings immediately callable, fair value is based on the carrying amount. The fair value of the portion maturing at a later date is estimated using a discounted cash flow calculation that applies the interest rate of the immediately callable portion to the portion maturing at the future date.

Junior Subordinated Debentures - The carrying value of junior subordinated debentures is a reasonable estimate of fair value since the debentures were issued at a floating rate.

Accrued Interest Receivable and Payable - The carrying value of these instruments is a reasonable estimate of fair value.

Commitments to Extend Credit and Standby Letters of Credit - The contractual amount is a reasonable estimate of fair value for the instruments because commitments to extend credit and standby letters of credit are issued on a short-term or floating rate basis and include no unusual credit risks.

Interest Rate Swaps - Fair values are based on the present value of future cash flows based on the interest rate spread between the fixed rate and the floating rate.

NOTE 21 - FAIR VALUE OF FINANCIAL INSTRUMENTS - *continued*

The carrying values and estimated fair values of the Company's financial instruments were as follows:

(Dollars in thousands)	December 31,			
	2004		2003	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:				
Cash and due from banks	$ 11,013	$ 11,013	$ 12,741	$ 12,741
Federal funds sold	12,270	12,270	22,832	22,832
Time deposits with other banks	500	500	-	-
Investment securities available-for-sale	42,597	42,597	28,115	28,115
Nonmarketable equity securities	2,763	2,763	1,919	1,919
Loans and loans held-for-sale	212,808	210,093	192,304	194,449
Accrued interest receivable	1,696	1,696	1,671	1,671
Other assets - interest rate swaps	338	338	83	83
Financial Liabilities:				
Demand deposit, interest-bearing transaction, and savings accounts	$ 139,665	$ 139,665	$ 122,424	$ 122,424
Certificates of deposit	82,724	83,013	87,507	87,526
Advances from the Federal Home Loan Bank	43,390	43,473	36,690	36,631
Junior subordinated debentures	6,186	6,186	-	-
Accrued interest payable	389	389	351	351
Other liabilities - interest rate swaps	338	338	83	83
	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Off-Balance Sheet Financial Instruments:				
Commitments to extend credit	$ 24,458	$ -	$ 23,323	$ -
Standby letters of credit	433	-	835	-
Interest rate swaps	14,600	338	14,600	83

NOTE 22 - HCSB FINANCIAL CORPORATION *(PARENT COMPANY ONLY)*

Presented below are the condensed financial statements for HCSB Financial Corporation and Subsidiaries (Parent Company Only).

Condensed Balance Sheets

(Dollars in thousands)	December 31, 2004	December 31, 2003
Assets		
Cash	$ 247	$ 1,306
Investment in banking subsidiary	27,984	20,086
Investment in trust	186	-
Nonmarketable equity securities	25	25
Land	1,006	-
Other assets	200	92
Total assets	$ 29,648	$ 21,509
Liabilities and shareholders' equity		
Interest payable	$ 8	$ -
Junior subordinated debentures	6,186	-
Total liabilities	6,194	-
Shareholders' equity	23,454	21,509
Total liabilities and shareholder's equity	$ 29,648	$ 21,509

Condensed Statements of Income

(Dollars in thousands)	Years ended December 31, 2004	Years ended December 31, 2003
Income		
Dividends from banking subsidiary	$ -	$ 18
Expenses		
Other expenses	68	64
Income (loss) before income taxes and equity in undistributed earnings of banking subsidiary	(68)	(46)
Income tax benefit	(24)	(19)
Equity in undistributed earnings of banking subsidiary	2,099	1,595
Net income	$ 2,055	$ 1,568

NOTE 22 - HCSB FINANCIAL CORPORATION *(PARENT COMPANY ONLY)* - *continued*

Condensed Statements of Cash Flows

(Dollars in thousands)	Years ended December 31, 2004	2003
Cash flows from operating activities:		
Net income	$ 2,055	$ 1,568
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in undistributed earnings of banking subsidiary	(2,099)	(1,595)
Increase in other assets	(109)	(17)
Increase in other liabilities	8	-
Net cash used by operating activities	(145)	(44)
Cash flows from investing activities:		
Purchase of nonmarketable equity securities	-	(25)
Purchase of land	(1,006)	-
Proceeds from sale of land and building	-	92
Net cash provided (used) from investing activities	(1,006)	67
Cash flows from financing activities:		
Proceeds from stock issuance	-	106
Transfer of subordinate debentures to the bank	(5,880)	-
Proceeds from junior subordinated debentures	6,000	-
Reimbursement of stock issuance costs	-	63
Sale of treasury stock	-	6
Cash paid for fractional shares	(28)	(18)
Net cash provided by financing activities	92	157
(Decrease) increase in cash	(1,059)	180
Cash and cash equivalents, beginning of year	1,306	1,126
Cash and cash equivalents, end of year	$ 247	$ 1,306

BOARD OF DIRECTORS

Johnny C. Allen	Horry County Treasurer
D. Singleton Bailey	President, Loris Drug Store, Inc.
Franklin C. Blanton	President, Blanton Supplies, Inc. President, Blanton Supplies of Little River, Inc.
Clay D. Brittain, III	Attorney, Thompson & Henry, P.A.
Russell R. Burgess, Jr.	Owner, Aladdin Realty Company Owner and Broker-In-Charge Burgess Realty & Appraisal Service
William H. Caines	President, Caines Realty & Appraisals, Inc.
James R. Clarkson	President and CEO HCSB Financial Corporation and Horry County State Bank
J. Lavelle Coleman	President, Tabor City Oil, Inc.
Larry G. Floyd	President, Floyd's Insulation, Inc. President, Cherry Grove Sales, Inc.
Boyd R. Ford, Jr.	Retired, Ford's Fuel Services, Inc. & Ford's Propane Gas, Inc.
Tommie W. Grainger	President, Coastal Timber Co., Inc.
Randy B. Hardee	President, Hardee Business Services, P.C.
Gwyn G. McCutchen	Dentist
T. Freddie Moore	President, Gateway Drug Store, Inc.
Carroll D. Padgett, Jr.	Attorney, Carroll D. Padgett, Jr., P.A.

OFFICERS OF THE BOARD OF DIRECTORS

Randy B. Hardee
Chairman

Clay D. Brittain, III
Vice Chairman

James R. Clarkson
President and CEO

D. Singleton Bailey
Secretary

HORRY COUNTY STATE BANK CORPORATE OFFICERS

James R. Clarkson, President/CEO
Glenn R. Bullard, Executive Vice President
Denise Floyd, Vice President/Personnel Officer
Margaret H. Fowler, Vice President/Operations Officer
Loretta B. Gerald, Vice President/Cashier/Internal Auditor

HORRY COUNTY STATE BANK BRANCHES AND ATM LOCATIONS

Broad Street, Loris Office*
5009 Broad Street
Loris, SC 29569
843-756-6333
Jimmy D. Nealey, Vice President

Mt. Olive Office
5264 Hwy. 9
Green Sea, SC 29545
843-392-6333
Bernice S. Hammond, Vice President

Little River Office*
3187 Hwy. 9 E.
Little River, SC 29566
843-399-9523
Amy L. Cannon, Asst. Vice President

Conway Office*
1627-A Church Street (Hwy. 501)
Conway, SC 29526
843-248-8250
James F. Lewis, Senior Vice President

Windy Hill Office*
4400 Hwy. 17 South
North Myrtle Beach, SC 29582
843-663-5600
Charles M. Sprinkle, Jr., Vice President

Socastee Office*
4600 Hwy. 17 Bypass S.
Myrtle Beach, SC 29577
843-293-7595
Patricia L. McCracken

Myrtle Beach Office*
1701 N. Oak Street
Myrtle Beach, SC 29577
843-839-9339
Ron L. Paige, Senior Vice President

Tabor City Office*
3210 Hwy. 701 North
Loris, SC 29569
910-653-3222
Walter R. Williamson, Vice President

Homewood Office*
3201 Hwy. 701 North
Conway, SC 29526
843-369-4272
Ruth D. Bell, Vice President

Meeting Street, Loris Office
4011 Meeting Street
Loris, SC 29569
843-756-7168
H. Clay Harrelson, Jr. Asst. Vice President

Investment Services
4400 Hwy. 17 South
N. Myrtle Beach, S.C. 29582
843-663-5600
Mark S. Buckner, Vice President

Residential Mortgage Lending

1701 N. Oak Street
Myrtle Beach, SC 29577
843-939-9339
R. Roy Dunn, Vice President

5009 Broad Street
Loris, SC 29569
843-716-6145
Greta W. Todd, Asst. Vice President

* Denotes ATM Location

- Notes -

- Notes -

- Notes -